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                                AT&T CANADA INC.

                               ANNUAL REPORT 2001



                                     [LOGO]


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                                TABLE OF CONTENTS


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
Management's Discussion and Analysis of Financial Condition and
Results of Operations                                                     1


Consolidated Financial Statements and Notes                              22


Statement of Corporate Governance Practices                              87
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

FORWARD-LOOKING STATEMENTS


THIS DISCUSSION AND ANALYSIS EXPLAINS AT&T CANADA INC.'S (THE "COMPANY" OR "AT&T
CANADA") FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2001 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2000, AND IS
INTENDED TO HELP SHAREHOLDERS AND OTHER READERS UNDERSTAND THE DYNAMICS OF THE
COMPANY'S BUSINESS AND THE KEY FACTORS UNDERLYING ITS FINANCIAL RESULTS. CERTAIN
STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") AND
CONSOLIDATED FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH
FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND
OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF
THE COMPANY, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR
ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH
FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: LIQUIDITY, OWNERSHIP RELATED TO
THE STRATEGIC BUSINESS COMBINATION, THE REGULATORY ENVIRONMENT, COMPETITION, AND
TECHNOLOGICAL CHANGES.


OVERVIEW


The Canadian telecommunications industry continued to experience significant changes, challenges and opportunities during the course of 2001. Recent regulatory decisions, most notably the change in the contribution regime, were important steps towards more balanced competition. During the year, intense competition and a downturn in the economy led to the failure of numerous
Competitive Local Exchange Carriers ("CLECs").


The Company actively participated in several regulatory proceedings conducted by the Canadian Radio-television and Telecommunications Commission ("CRTC") during
2001. The most significant was the "Price Cap" proceeding, initiated to review the framework for local competition. In that proceeding, the Company argued that the existing framework favours the incumbent telephone companies over CLECs and consumers. The Company proposed changes to the framework that would help create balance and competitive neutrality in the marketplace. Fundamental to the Company's proposal is the reduction in cost of network facilities and services that CLECs purchase from the incumbents, through the establishment of a "Facilities Based Carrier" ("FBC") rate. The Company believes that adoption of the FBC rate proposal, together with other suggested improvements related to pricing flexibility and quality of service, would ensure that customers continue to benefit from competition by allowing facilities based competitors to compete fairly with the incumbent providers. The Price Cap proceeding ended in November
2001 and a decision is expected on or before May 31, 2002.


The Company provides a full range of integrated communications products and services for Canadian businesses allowing them to communicate locally, nationally and globally, through its local and long-haul broadband fibre optic network and world class data, Internet, web hosting and E-Business solutions enabling capabilities. With its extensive local and long distance facilities and interconnection arrangements, the Company is capable of serving approximately
85% of the Canadian business telecommunications market. It has the greatest reach of any competitive carrier in Canada. Its strategic relationships and interconnection agreements with international service



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providers, such as AT&T Corp., allow the Company to provide global voice, data,
Internet and E-Business solutions to its business customers and leverage the Company for future growth in the telecommunications industry.


The Company grew its revenue in 2001 in spite of the challenging environment, through strategic acquisitions and continued emphasis on higher growth advanced data, local and E-Business solutions services, while optimizing its legacy products. During the year, the Company was adversely affected by the failure of customers including numerous CLECs and other customers primarily in the wholesale market. While this impacted its revenue base, the Company was successful in diversifying its distribution strategy through emphasis in selling to small and medium businesses. The Company's strategic acquisitions have broadened its service portfolios and expanded its ability to serve customers in the higher growth areas of the business.


In accordance with and subject to the terms and conditions of the Strategic
Business Combination, as defined below, AT&T Canada's ownership will experience certain changes depending on a number of circumstances during the period to June
30, 2003 or within certain periods thereafter. In those circumstances where a change in control is deemed to have occurred, resulting in the Company being owned by an entity other than AT&T Corp., the Company could be required to repurchase or repay some or all of its outstanding debt obligations as discussed in the "Risks and Uncertainties" section below. This raises doubt about the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements, as described in note 2 of the consolidated financial statements.

SIGNIFICANT TRANSACTIONS


On June 1, 2001, the Company acquired MONTAGE eIntegration Inc. ("MONTAGE"), a leading Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through Internet technologies. Consideration of $58,420 was paid on closing. This was comprised of $13,754 in cash and $44,666 represented by 967,355 Class B Non-Voting Shares of AT&T Canada. In addition, acquisition costs of $950 were incurred. The vendors have the potential to earn up to an additional $30,000 in cash contingent upon the attainment by June 30, 2002 of certain specified performance targets. Any earned contingent consideration is payable over the three year period ending June 30, 2004 and will be recorded once the contingent amount is determinable.


On July 20, 2001, the Company signed a securitization agreement with a special purpose trust. Under the terms of the securitization agreement, the Company has the ability to sell certain of its accounts receivable on a revolving basis through securitization transactions at varying monthly limits. The Company sold accounts receivable for initial proceeds of $100,000 and recorded a loss of $400, representing a one-time cost relating to establishing the agreement. On
February 20, 2002, the Company repurchased all of the outstanding accounts receivable sold in the above securitization program as further described in the "Subsequent Events" section.

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SUBSEQUENT EVENTS


On February 20, 2002, the Company repurchased for approximately $100 million, all of the outstanding accounts receivable sold pursuant to its securitization program. The program has not been terminated and may be resumed in the future if certain conditions are satisfied. The securitization agreement included the requirement that the Company maintains an investment grade credit rating from both Moody's Investor Services Inc. ("Moody's") and Standard & Poor's Rating
Services ("Standard & Poor's").


On February 22, 2002, Standard & Poor's downgraded the Company's Senior
Unsecured Debt to BB.


On February 27, 2002, Moody's downgraded the Company's Senior Unsecured Debt to
Ba3.


On March 14, 2002, the Company announced that it had appointed a committee of its board of directors to work with management to address complex issues facing the Company in the foreseeable future. Such issues include a significant regulatory decision expected to be released on or before May 31, 2002, which could have a significant impact on the future of sustainable competition in telecommunications in Canada, as further described in note 23(a) of the 2001 consolidated financial statements; the effect of AT&T Corp. satisfying its obligations under the Deposit Receipt Agreement; and the impact of these events on the operating and financial circumstances of the Company. In addition, the committee appointed independent financial advisors to evaluate various scenarios regarding the issues, opportunities and alternatives for the Company.


On March 15, 2002, a group of more than 20 investors holding more than U.S. $1 billion of the Company's Senior Notes announced that they have organized as an "ad hoc committee" to express their concerns about the Company's business operations and financial prospects.


On March 22, 2002, Moody's downgraded the Company's Senior Unsecured Debt further to B3.


On May 1, 2002, the Company amended its Senior Credit Facility as described in the "Liquidity" section below.


On May 1, 2002, the board of directors approved a number of cost reduction initiatives to bring the Company's cost structure in line with current revenue.
These initiatives will result in a reduction of approximately 1,000 personnel and reduced capital spending in 2002. The Company will record a provision for the costs associated with these initiatives in the second quarter of 2002.


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STRATEGIC BUSINESS COMBINATION


On June 1, 1999, MetroNet Communications Corp. ("MetroNet") and AT&T Corp.
completed their previously announced strategic business combination ("Strategic
Business Combination") as described in Note 3(h) of the consolidated financial statements. This resulted in MetroNet shareholders indirectly owning 69% of the equity of the combined company and AT&T Corp. indirectly owning 31% of the equity and a 23% voting interest in the combined company. MetroNet contributed all of its assets and operations to the combined company. AT&T Corp. contributed its 67% interest in AT&T Canada Corp. (formerly AT&T Canada Long Distance
Services Company) which was held in trust and its 100% interest in ACC
TelEnterprises Ltd. ("ACC"). Subsequent to the Strategic Business Combination,
MetroNet changed its name to AT&T Canada Inc.


The Strategic Business Combination was accounted for as a purchase with a portion of the purchase price allocated to intangible assets including goodwill.
The results for the year ended December 31, 1999 reflected the consolidation of MetroNet's operations for the twelve months ended December 31, 1999 and the operations of AT&T Canada Corp. from June 1, 1999. The Company recorded a one-time gain of $462 million at the time of the Strategic Business Combination due to the accounting recognition of the sale of the approximate 31% minority interest in MetroNet to AT&T Corp. The shares issued to AT&T Corp. for their approximate 31% economic interest of the new combined company were issued from the operating company AT&T Canada Corp., which was approximately 69% owned by the public holding company AT&T Canada. Consequently, this structure required the Company to account for AT&T Corp.'s ownership position as a minority interest, and the sale of this minority interest gave rise to this one-time gain.


AT&T Corp.'s initial, and any further investment in the Company is limited by specific Canadian foreign ownership restrictions. Subject to certain conditions, AT&T Corp. has agreed to purchase, or arrange for another entity to purchase, all of the voting and equity securities in the Company, to the extent permitted by the removal (or the removal in part) of such Canadian foreign ownership restrictions. More specifically, AT&T Corp. has agreed, subject to the condition precedent that the Canadian foreign ownership restrictions have been removed, on or before June 30, 2003, to purchase or to cause an affiliated entity to purchase, all of the shares of AT&T Canada not owned by AT&T Corp. or its affiliates at a price equal to the greater of $37.50 per share (increased at a rate of 16% per annum compounded quarterly, after June 30, 2000) and the appraised fair market value. If applicable foreign ownership restrictions are removed on or before June 30, 2003, in whole or in part, AT&T Corp. or an affiliate thereof, will be obligated to purchase the maximum number of shares permitted to be purchased subject to certain limitations. AT&T Corp. may also elect at any time on or before June 30, 2003, subject to compliance with foreign ownership restrictions, to purchase or arrange for another entity to purchase the shares of the Company not owned by AT&T Corp. or its affiliates. If by June
30, 2003, AT&T has not elected to purchase or arranged for the purchase of the outstanding shares, then upon and subject to the terms of the Deposit Receipt
Agreement, the Company has agreed that it will be put up for auction subject to the terms of the Deposit Receipt Agreement, and AT&T would make whole the shareholders of the Company for the difference between the proceeds received from the auction and the greater of (i) the accreted minimum price, and (ii) the appraised fair market value of the shares.

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RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

KEY FINANCIAL DATA:

SUMMARY OF REVENUE BREAKDOWN

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

YEARS ENDED DECEMBER 31                                           2001             2000           19992
                                                               -----------     -----------     -----------
Revenue
   Data                                                        $   485,031     $   465,407     $   282,273
   Local                                                           209,207         177,424          93,379
   Internet and E-Business solutions                               171,852         129,865          52,471
   Other                                                            20,843          32,643          37,407
                                                               -----------     -----------     -----------
                                                               $   886,933     $   805,339     $   465,530
   Long Distance                                                   657,788         700,039         401,191
                                                               -----------     -----------     -----------
Total Revenue                                                  $ 1,544,721     $ 1,505,378     $   866,721
                                                               -----------     -----------     -----------
Service Costs                                                  $ 1,005,790     $ 1,034,860     $   586,761

Gross Margin                                                   $   538,931     $   470,518     $   279,960
Gross Margin %                                                        34.9%           31.3%           32.3%

Selling, General and Administrative                            $   385,966     $   411,947     $   253,677
Costs ("SG&A")3

EBITDA 1 before integration costs, provision for integration   $   152,965     $    58,571     $    26,283
costs, provision for restructuring, workforce reduction
costs and minority interest

Net Loss                                                       $  (733,101)    $  (523,207)    $    (5,286)

Basic and diluted loss per common share                        $     (7.45)    $     (5.48)    $     (0.06)


1 EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations accordance with Canadian or U.S. GAAP. The Consolidated Statement of Operations provides a reconciliation of EBITDA net loss.
2 The 1999 results include those of MetroNet Communications Corp.for the entire period and those of AT&T Canada Corp beginning June 1, 1999, the completion date of the Strategic Business Combination.
3 SG&A in 2001 has been reduced by a change in the valuation allowance in the Company's defined benefit pension plans amount of $31,934.


REVENUE


The Company holds an 11% share of the Canadian business telecommunications market from its data, local, Internet and E-Business solutions services, and from its long distance services. The Company's proportion of revenue from data, local, Internet and E-Business solutions, and other services grew to 57% of the Company's total revenue in 2001 from 53% in 2000. The proportion of revenues from long distance services declined to 43% in 2001 from 47% in the prior year. During 2002, the Company will continue its focus on growth in data, local, and Internet and E-Business solutions.


The year-over-year increase in data revenue was mainly due to the growth in Data VPN Frame Relay (the Company's virtual private network product), Asynchronous Transfer Mode ("ATM"), high speed data (MACH), and local and wide area network ("LAN/WAN"), partially offset by decreases in legacy private line data services. Data

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revenue increased by $19,624 or 4.2% to $485,031 in 2001 from $465,407 in 2000.
In 2002, the Company will seek to improve its data product mix by continuing to market more advanced and higher margin data products and strengthen its product portfolio through its licensing arrangements with AT&T Corp. to provide customers with North American and global frame relay and LAN/WAN.


The year-over-year increase in local voice revenue was due to the addition of 137,997 new local access lines. Local voice revenue increased by $31,783 or 17.9% to $209,207 in 2001 from $177,424 in 2000. The growth in 2001 was the result of focus on customers in the small and medium sized business markets, offset by the negative impact of general economic conditions which included lower demand from the wholesale and internet service provider ("ISP") markets as customers in this sector experienced financial difficulty. During the year, the Company acquired the rights to a customer base from the receiver of an insolvent Canadian CLEC, resulting in the addition of 42,430 new local lines. The Company reduced the number of access lines reported by 33,661 due to a one-time adjustment, the result of historical system conversion and other adjustments. This adjustment was statistical in nature and had no effect on revenue. Local access lines in service totaled 548,969 at December 31, 2001. During 2001, the Company completed an additional two local city networks to achieve a footprint of 29 cities. In 2002, the Company will focus its efforts on increasing its market share in the business local market.


The year-over-year increase in Internet and E-Business solutions revenue was mainly due to the Company's strategic acquisition of MONTAGE and significant growth in high speed dedicated Internet access, managed hosting and security solutions. Internet and E-Business solutions revenue increased by $41,987 or 32.3% to $171,852 in 2001 from $129,865 in 2000. Consistent with the Company's strategy to focus on higher growth and higher value added products, the Internet and E-Business solutions portfolio increased to 11.1% in 2001 as a proportion of total revenue from 8.6% in 2000. In 2002, the Company plans to further strengthen its product portfolio and continues to expect growth in this area as economic conditions improve.


Other revenue decreased by $11,800 or 36.1% to $20,843 in 2001, from $32,643 in 2000 primarily due to the sale of certain of the Company's call centers and lower telecommunications equipment sales.


The year-over-year decrease in long distance ("LD") revenue was mainly due to lower prices per minute, partially offset by growth in minutes. LD revenue decreased by $42,251 or 6.0% to $657,788 in 2001 from $700,039 in 2000.
Year-over-year, minutes increased by 9.6% while prices dropped by 14.0% primarily as a result of intense price competition. During 2002, the Company will continue to optimize long distance products and to leverage established customer relationships to cross sell the Company's data, local, Internet, and E-Business solutions.



SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance agreements, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's



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networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service Costs decreased by $29,070 or 2.8%, to $1,005,790 in 2001, from $1,034,860 in 2000. This decrease was due to the positive impact of the change in the contribution regime, lower toll free rates and optimization of access methods, offset, in part, by additional costs related to higher volume and costs associated with strategic acquisitions in 2000 and 2001. The Company will experience further cost reductions as the contribution rate will be reduced from 4.5% to 1.4% on an interim basis effective January 1, 2002. A number of appeals relating to the decision to change the contribution regime were filed and have been dismissed. However, Telus Communications Inc., which filed an earlier appeal to the Federal Court that was dismissed, has filed a further appeal with the CRTC relating to issues around the amount of the subsidy going forward.


Gross margin increased by $68,413 to $538,931 in 2001 from $470,518 in 2000 as the Company benefited from its emphasis on higher growth and higher margin products and services, the acquisition of MONTAGE and improvements in its service costs structure.


SG&A expenses decreased by $25,981 or 6.3% to $385,966 in 2001 from $411,947 in 2000. This decrease was due to the change in the valuation allowance related to the Company's defined benefit pension plans and lower sales costs, offset primarily by an increase in personnel costs from strategic acquisitions and from the Company's focus on improving customer service including provisioning, customer care processes support and information systems .


 At the beginning of the year, the Company's defined benefit pension plans were in a surplus position, net of unamortized actuarial gains, giving rise to an accrued benefit asset. The amount of the accrued benefit asset that can be recorded by the Company is subject to a limit, being the sum of the expected employer future benefit and any net unrecognized losses. The balance of the valuation allowance recorded against the accrued benefit asset due to this limit at December 31, 2000, was $31,934. During 2001, the impact of negative returns on plan assets in the Company's defined benefit pension plans has been an elimination of the pension surplus and generation of unamortized losses at December 31, 2001. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance and a credit to the pension expense amount of the Company. The impact of the above is that the valuation allowance of $31,934 is no longer required and has been recognized into income in 2001.


See additional discussion of the defined benefit pension plans and valuation allowance in Note 15(b) to consolidated financial statements.

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EBITDA1

EBITDA before integration costs, provision for restructuring and workforce reduction costs and minority interest increased to $152,965 in 2001 from $58,571 in 2000. On a percentage of revenue basis, EBITDA grew to 9.9% in 2001 from 3.9% in 2000. This increase was due to the gross margin improvements and lower SG&A expenses.



2001 WORKFORCE REDUCTION COSTS


In July 2001, in consideration of the difficult industry conditions, the Company initiated a cost reduction initiative in its drive towards profitable growth. During the third quarter of 2001, a provision of $21,901 was recorded principally for severance and benefits related to the termination of approximately 650 personnel. The personnel terminated were from various areas across the Company including marketing, network services, customer service, Internet and E-Business solutions services and administration. Substantially all of the workforce reductions were completed as at December 31, 2001. The remaining liability associated with the workforce reduction costs of $6,215 represent salary continuance payments in accordance with the termination agreements.


See additional discussion of the workforce reduction costs in Note 12(b) to consolidated financial statements.


1999 INTEGRATION COSTS AND PROVISION FOR RESTRUCTURING



Substantially all of the activities that were provided for in the 1999 integration costs and provision for restructuring were completed as at December 31, 2001.


See additional discussion of the integration costs and provision for restructuring in Note 12(a) to consolidated financial statements.



DEPRECIATION AND AMORTIZATION


Depreciation and amortization expense increased to $465,600 in 2001 compared to $402,551 in 2000. The increase was primarily due to the Company's strategic acquisitions in 2000 and 2001 and an increase in the level of depreciation from the Company's capital spending program.


1 EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S. GAAP. The Consolidated Statement of Operations provides a reconciliation of EBITDA to net loss.



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INTEREST INCOME AND EXPENSE


Interest income increased to $19,134 in 2001 from $17,243 in 2000. The increase of $1,891 was due to higher average cash and short-term deposits during the year compared with 2000.


Interest expense increased to $401,114 in 2001 from $319,046 in 2000. Of the interest expensed, $213,890 represented cash interest payments, $145,148 was accreted on the senior discount notes, $15,661 was amortization of debt issue costs, and the remaining $26,415 was accrued interest. The increase was due to higher average debt balances from the issuance of U.S. $500,000 Senior Notes on March 30, 2001 and higher average foreign exchange rates impacting unhedged U.S. dollar denominated interest expense.



OTHER INCOME (EXPENSES)



Other expenses were $8,620 for 2001 compared to other income of $13,739 for 2000. Other expenses for 2001 related to a $8,894 loss on the sale of certain call centers in May 2001 and foreign exchange gains and losses. Other income for 2000 related mainly to the disposition of a significant portion of the Company's ownership in Shared Technologies of Canada Inc.



NET LOSS


Net loss increased to $733,101 in 2001 from $523,207 in 2000 mainly due to the impact of minority interest loss absorption in 2000, an increase in interest expense as a result of higher long term debt, an increase in amortization expense and workforce reduction costs incurred in 2001, partially offset by an improvement in EBITDA as described above. In 2000, the Company recognized into income the gain from the disposition of a significant portion of the Company's ownership in Shared Technologies of Canada Inc. and reversed a portion of its provision for restructuring recorded in 1999.



LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATING ACTIVITIES


During 2001, net cash used in operating activities was $17,297. Net cash generated from non-cash working capital was $117,270 mainly due to proceeds from the sale of accounts receivable in a securitization program of $100,000. As further discussed in the "Subsequent Events" section, the Company repurchased the accounts receivable sold in the program .
During 2000, net cash used in operating activities was $259,699.


CAPITAL EXPENDITURES


The continued development of the Company's business, and the build out and maintenance of its existing networks in its target markets, will continue to require new capital spending. The Company's strategy is to build robust, high capacity networks capable of delivering a broad range of advanced data, voice and Internet services



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to customers in targeted geographic areas. Payback periods for such investments are generally longer than one year. The Company believes that ownership of high capacity networks will enhance its future financial performance and longer-term profitability.


Expenditures on property, plant and equipment during 2001 totaled $345,279 compared to $472,235 for 2000. The lower spending level in 2001 is consistent with the Company's achievement of substantial completion of its local services network during 2000. In 2001, the Company's capital spending program focused on the development of its broadband IP network to support new data, Internet and E-Business solutions, as well as supporting growth from customer demand.

LIQUIDITY


During the year, the Company raised cash of almost $1.1 billion in a number of financing transactions. In March 2001, cash proceeds of $781,959 were received from the sale of U.S.$500,000 of Senior Notes. In May and November, the Company received a total of $150,664 from monetizing certain foreign exchange contracts, including swaptions and cross currency swaps. In July, the Company received proceeds of $100,000 from the sale of certain accounts receivable in a securitization program. Also, during the year, the Company received cash proceeds totaling $48,243 from the exercise of employee stock options. Subsequent to year end, the Company repurchased the accounts receivable sold in the securitization program for approximately $100,000, as discussed in the "Subsequent Events" section.


During 2001, the Company used cash of $402,170 to fund operations, interest payments, capital spending, and corporate development activities. This requirement was funded with cash on hand, proceeds from the 2001 Senior Notes, proceeds from the monetization of foreign exchange contracts, and proceeds from the exercise of employee stock options.


The Company's Senior Credit Facility includes financial and other covenants, such as restrictions on the Company's ability to incur additional indebtedness, permit or incur liens, sell assets, make investments or pay dividends. Events of default include defaults under other indebtedness, non compliance with the above mentioned covenants, receipt of an opinion on its financial statements by independent auditors with an impermissible qualification (as defined in the Credit Agreement), and in certain circumstances, change in control of the Company resulting in the Company, as defined in the Credit Agreement, being owned by an entity other than AT&T Corp.. The financial covenants include the maintenance of certain prescribed levels of Consolidated Senior Debt to Total Capitalization and Minimum Consolidated EBITDA, and effective June 30, 2003, Consolidated Senior Debt to Consolidated EBITDA and Consolidated EBITDA to Consolidated Cash Debt Service, all as defined in the Senior Credit Facility documentation. The Company is currently in compliance with all covenants under the Senior Credit Facility. The Company expects to continue to remain in compliance with its covenants; however, should reported EBITDA be materially less than forecasted levels, the Company will be required to negotiate new covenant levels with its lending syndicate. In that event, if the Company is unable to establish covenant levels acceptable to the syndicate, it may be required to repay all amounts drawn under the Senior Credit Facility.


On May 1, 2002, the Senior Credit Facility was amended, reducing the total facility from $600 million to $400 million. The total amount drawn on May 1, 2002 was $200 million. The revolving term facility component was reduced to $325 million from $525 million. The $75 million operating facility component was unchanged. Further



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draws are permitted as follows: $100 million is available under the revolving term facility upon delivery of a business plan, following the release of the CRTC "price cap" decision, that demonstrates compliance with the covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed; and a further $100 million is available under the revolving term facility upon the approval of each lender. The amendment also requires that the Company unwinds a sufficient amount of its cross currency interest rate swaps to generate cash proceeds of at least $100 million, which will be used to fund the Company's capital expenditure program. Under the amendment, the maximum allowable out-of-the-money mark-to-market position on the Company's hedged position has been set at $100 million. The Company believes that the disclosure in note 2 of the consolidated financial statements does not constitute an impermissable qualification under the Credit Agreement and the lenders have agreed not to assert or otherwise claim that such disclosure constitutes an impermissable qualification for the 2001 consolidated financial statements. This amendment does not affect the interpretation by either the Company or the lender of the definition of impermissable qualification in any future period.


There can be no assurance that the Company will have access to sufficient additional debt or equity financing on acceptable terms, or at all, to finance the repayment of amounts drawn under the Senior Credit Facility if required to do so. If the obligations of the Company under the Senior Credit Facility are accelerated or become due and payable prior to their scheduled maturity, the maturity of substantially all of the Company's indebtedness may be accelerated. Further, the Company's ability to execute its business plan depends on a variety of factors, many of which are beyond the Company's control. These factors include conditions in the business sector in which the Company operates, the regulatory framework to which the Company is subject and the competitive environment of the Company's current and planned markets. Negative developments in these areas, or regarding the Company's cash flows, could have a material adverse effect on its business, results of operations and financial condition.


The Company will need capital to fund its capital spending program, and its operating and working capital requirements. The Company believes that it has adequate resources to fund these requirements through to the latter part of 2003. The terms of certain of the Company's outstanding debentures specify that new debt may be used only for certain purposes, including to fund capital asset additions but cannot fund more than 90% of the cost of such capital asset additions. The balance of the Company's capital funding must come from operations, proceeds from the issuance of equity and other sources. The Company expects to fund capital expenditures during 2002 with the proceeds from the 2001 Senior Notes and with the proceeds from the monetization of foreign exchange contracts. The terms of the Company's outstanding debentures require the Company to fund its operating and working capital requirements, including cash interest payments, from cash on hand, advances under its Senior Credit Facility to the extent of the operating facility thereunder, and proceeds from the issuance of equity including employee stock options. The Company expects to continue to receive further cash from the exercise of employee stock options.


During 2001, both Standard & Poor's and Moody's confirmed their investment grade credit ratings of the Company's Senior Unsecured Debt of BBB and Baa3 respectively. During 2002, both Standard & Poor's and Moody's downgraded the Company's Senior Unsecured Debt, as discussed in the "Subsequent Events" section.


The Company has issued significant amounts of U.S. dollar-denominated debt and is therefore exposed to the risk of fluctuations in the relationship between the value of Canadian and U.S. dollars. At December 31, 2001, the U.S. dollar denominated debt amounted to $2.7 billion (Cdn $4.3 billion). To hedge its foreign currency exposure, the Company has a variety of financial instruments including foreign currency options, cross currency interest rate swaps and forward exchange contracts, which the Company evaluates on an ongoing basis. At December 31, 2001, the Company had hedged 75.8% of its U.S. dollar debt service requirements to 2008. With the monetization of a sufficient amount of its cross currency interest rate swaps required under the above mentioned amendment to the Senior Credit Facility, the Company will have hedged approximately 20% of its U.S. dollar debt service requirements through 2008.



RISKS & UNCERTAINTIES

(a)      OWNERSHIP RELATED TO STRATEGIC BUSINESS COMBINATION


The uncertainty surrounding circumstances affecting the possible future ownership of the Company are described below. The outcome of these circumstances will be largely determined by third parties. The change in ownership can occur in varying ways and will depend on decisions to be made by AT&T Corp. and/or others based on information available to them at the relevant time. Consequently, the Company does not know when or how this transaction will occur, or if it will occur prior to June 30, 2003.


The Strategic Business Combination provides for the purchase of the outstanding shares of the Company by AT&T Corp. and/or a third party at AT&T Corp.'s discretion any time prior to July 1, 2003. In the event that foreign ownership restrictions are lifted, in whole or in part, on or before June 30, 2003, AT&T Corp. is obligated to purchase or to arrange for a third party affiliated with AT&T Corp. to purchase the outstanding shares of the Company up to the extent permitted by law subject to certain limitations in the Deposit Receipt Agreement. At any time prior to July 1, 2003, AT&T Corp. may elect to purchase or cause to be purchased, by any third party, all of the outstanding shares. In the event that, by June 30, 2003 (i) foreign ownership restrictions are not amended so as to allow AT&T Corp. to acquire all of the outstanding shares, and
(ii) AT&T Corp. has not elected to purchase or arrange for a third party to purchase the outstanding shares of the Company, the Company will be put up for auction upon and subject to the terms of the Deposit Receipt Agreement. A change in control of the Company, resulting in the Company being owned by an entity other than AT&T Corp. could trigger a right of the holders of certain of its debt obligations thereof to require the repurchase thereof and could trigger an acceleration of the maturity of its obligations under the Senior Credit Facility. The Company's outstanding public debt permits the noteholders to require the Company to repurchase their notes upon a Change of Control as defined in the indenture applicable thereto for 101% of principal or accreted value. The Company's public debt consists of its 12% and 10 5/8% Senior Notes and its 10 3/4% and 9.95% Senior Discount Notes that were issued by MetroNet prior to the Strategic Business Combination (the "MetroNet debt") and its 7.65%, 7.625% and 7.15% Senior Notes that have been issued by the Company since the Strategic Business Combination (the "AT&T Canada debt"). There is a Change of Control under the MetroNet debt if any entity acquires "control" of the Company. However, as a result of the Strategic Business Combination, AT&T Corp. was deemed to have acquired control of the Company and the Company made a change of control offer to all holders of the MetroNet debt in June 1999. Thus, if an entity or entities other than AT&T Corp. acquires "control" of the Company, there will be a further Change of Control under the MetroNet debt. Under the AT&T Canada debt, there will be a Change of Control if there is a sale or transfer of the Voting Shares of the Company that are deposited with the custodian to any entity other than AT&T Corp. or its affiliates as defined therein, and, within 60 days thereafter the rating of the AT&T

Canada debt by either Moody's or Standard & Poor's is less than the rating 30 days before the date of the first public announcement of such transfer or sale or, if both ratings were investment grade, one of the ratings is below investment grade, in either case principally because of such transfer or sale. A change of control occurs under the Senior Credit Facility if there is a sale or transfer of the voting shares of the Company that are deposited with the custodian to an entity other than AT&T Corp. or an affiliate thereof or there is a cancellation or redemption of any such deposited shares such that following any such sale or transfer, AT&T Corp. and its affiliates would own less than 50% on a fully diluted basis of the total voting power of all of the voting shares of the Company and there is a rating downgrade. If a Change of Control were to occur under the above mentioned debt agreements, there can be no assurance that the Company would have sufficient financial resources to purchase the Metronet debt and/or the AT&T Canada debt, and repay amounts drawn under the Senior Credit Facility.


The Company is not in a position at this time to determine the business strategy of AT&T Corp. and/or a third party following such acquisition or auction and the effect that any such transaction or the results therefrom would have on the Company's business plan, capital spending program, and the funding of its operating and working capital requirements. There is uncertainty about what will occur on or before June 30, 2003 relating to the transactions that may arise as a result of the Strategic Business Combination, whether or not the Company will be required, as a result of such events, to repurchase its debt obligations and how it will finance its operations following any Change in Control.


(b) REGULATORY ENVIRONMENT


In previous submissions and in its recent proposals to the Canadian Radio-television and Telecommunications Commission ("CRTC") during the Price Cap proceeding, initiated to review the framework for local competition, the Company has stated its position that the existing regulatory framework is out of balance and favours the incumbent providers at the expense of competitive providers. A decision by the CRTC on the Price Cap proceeding is expected on or before May 31, 2002. Should this and the future decisions of the CRTC fail to recognize and remedy the existing imbalance, the sustainability of competition and the benefits of competition could be threatened. There is no assurance that the CRTC will accept the Company's proposals and the Company cannot predict the ultimate impact that the CRTC's decision and any future decisions will have. As stated during the course of the proceeding, should the CRTC not take this opportunity to establish a framework for effective competition in the local business telecommunications market and thereby reduce the Company's costs, the Company will need to re-evaluate its plans and growth assumptions in this and related telecommunications markets.


(c) COMPETITION


The Company faces, and expects to continue to face, intense competition in all of its markets for its existing and planned services from, among others, the incumbent local exchange carriers, new entrants in the competitive local exchange business, competitive long distance providers, Internet service providers and Centrex resellers.


(d) TECHNOLOGY CHANGES


The telecommunications industry is subject to rapid and significant changes in technology with related changes in customer demands, including the need for new products and services at competitive prices. The Company's success will be impacted by its ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Although the Company invests in what it currently views as the "best technology" available, there can be no assurance that the Company's technologies will satisfy future requirements of customers and that the Company will not have to make additional capital investments to upgrade or replace its existing technology.



SIGNIFICANT ACCOUNTING ESTIMATES


On an on-going basis, the Company evaluates its estimates, including those related to useful lives of property, plant and equipment and goodwill and other intangibles and the related estimates of future cash flows to evaluate the recoverability of such long lived assets, customer receivables, allowance for doubtful accounts, income taxes, restructuring, pensions and other post-retirement benefits, contingencies and litigation. The Company bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.


The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

RECENT PRONOUNCEMENTS


BUSINESS COMBINATIONS, AND GOODWILL AND OTHER INTANGIBLE ASSETS


Effective January 1, 2002, the Company will adopt the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001.


HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used.


The Company currently accounts for all business combinations under the purchase method and does not expect adoption of HB 1581 to have an effect on the result of operations. As of the date of adoption of HB 3062, the Company has unamortized goodwill in the amount of $1,639.1 million and unamortized intangible assets in the amount of $14.8 million, all of which will be subject to the transition provisions of HB 3062. Amortization expense related to goodwill was $110 million for the year ended December 31, 2001. The Company is in the process of assessing the impact of adoption and it is expected that a significant portion of its goodwill will be impaired under the new accounting standards. Because of the extensive effort needed to comply with adopting HB 3062, it is not practicable to reasonably estimate the impact of adoption on the Company's financial statements at the date of this report.


See additional discussion in Note 1(f)(v) to the consolidated financial statements.



FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS


Effective January 1, 2002, the Company will adopt the amendment to HB 1650 "Foreign Currency Translation", which is to be applied by companies for fiscal years beginning on or after January 1, 2002. The revised HB requires the immediate recognition in income of unrealized currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations are to be applied retroactively with prior years' financial statements being restated. The reported losses for the year ended December 31, 2001 and 2000 will be increased by $12,274 and nil, respectively.


Effective January 1, 2003, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective. Where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

See additional discussion in Note 1(h) to the consolidated financial statements.



STOCK-BASED COMPENSATION


Effective January 1, 2002, the Company will adopt the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has evaluated the impact of adoption of HB 3870 and has determined that adoption did not have an effect on its results of operations or financial condition.

See additional discussion in Note 1(i)(iv) to the consolidated financial statements.

RESULTS OF OPERATIONS



YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

(All dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

REVENUE


In 2000, the Company achieved an 11% share of the Canadian business telecommunications market from its data, long distance, local and Internet and E-Business solutions. During the year, the Company's proportion of revenues from data, local, Internet and E-Business and other services grew from 51% in the first quarter to 56% in the fourth quarter, with a corresponding decline in long distance services. During 2001, the Company will continue to focus on increasing revenue from its high growth, higher margin products in local, data and Internet and E-Business solutions.


The year-over-year increase in data revenue was mainly due to the Strategic Business Combination and growth in the Asynchronous Transfer Mode ("ATM") product, in the high speed data (MACH) product and in Data VPN Frame Relay (the Company's virtual private network product), partially offset by decreases in legacy private line data services. During 2001, the Company will seek to improve its data product mix by emphasizing higher margin VPN services.


The increase in long distance ("LD") revenue in 2000 over 1999 was mainly due to the Strategic Business Combination and the substantial growth in LD minutes which were partially offset by lower prices from intense price competition. LD minutes increased by 12.2% from the first quarter 2000 to the fourth quarter 2000, while prices dropped by 11.6% during the same period. During 2001, the Company will leverage established relationships with its customers, including cross selling of new products and services.


The year-over-year increase in local voice revenue was due to the Strategic Business Combination and the addition of 145,549 local access lines, which increased from 299,084 at the end of 1999 to 444,633 at December 31, 2000, representing an increase of 48.7%. During the year, the Company completed an additional 9 local city networks to achieve a footprint of 27 cities. The Company expects continued strong growth through 2001.


The increase in Internet and E-Business service revenue in 2000 over 1999 was due to the Company's strategic acquisitions and internal growth. With the acquisitions of DMC and Brak, the Company broadened its portfolio of Internet and E-Business products to include solutions consulting and Internet security, in addition to Internet access and Internet data centre services. Consistent with the Company's strategy to focus on higher growth products, the revenue mix of Internet and E-Business solutions increased from 6.2% in the first quarter 2000 to 10.4% in the fourth quarter 2000. The Company, with its established customer relationships, is positioned to be a strong competitor in this $1.1 billion market, which is growing by over 30% per year. During 2001, the Company will seek revenue growth through expansion of its current Internet and E-Business solutions portfolio, launch of new ASP (Application Service Provider) services, acquisitions and strategic alliances.

Other revenue was generated through call-center revenue and sale of telecommunications equipment.




SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance agreements, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.





The year-over-year increase in Service Costs was due to the Strategic Business Combination, additional costs related to higher long distance minutes, which increased from 3.9 billion in 1999 to 8.0 billion in 2000, Service Costs associated with strategic acquisitions in 2000 and growth throughout the Company's product groups.


The year-over-year gross margin decrease of 1.0% was due primarily to significant repricing in the LD product portfolio partially offset by increases in higher margin products within local, data and Internet and E-Business solutions.


In 2001, the Company expects improved gross margins due to a decision of the Canadian Radio and Telecommunications Commission ("CRTC") on November 29, 2000 that has changed the contribution subsidy regime. Under the previous regime, only long distance service providers were paying into the subsidy system on a per-minute basis for every minute of traffic. As the Company's selling price decreased due to competitive pressures and the volume of minutes grew, the Company was required to pay increasing amounts into the subsidy system. Under the new contribution regime, the CRTC has significantly expanded the number of participants who are required to pay contribution and revised the basis of the subsidy to a percentage of eligible revenue less deductions. This new contribution regime is effective January 1, 2001. Certain telecommunications industry participants have appealed elements of the decision but they have not questioned the basic framework of the new regime. Consequently, the Company does not expect the result of the appeals to have a negative impact on the Company.


The Company also expects improved gross margins in 2001 due to its emphasis on higher growth, higher margin products and services, such as on-net local, VPN and Internet and E-Business solutions.


SG&A expenses increased primarily due to the Strategic Business Combination, strategic acquisitions, development of the sales force, increased uncollectible accounts as a result of the financial difficulties experienced by ISPs and resellers from intense competition, and investment in the development of new products, back office systems and infrastructure. In 2001, these investments are expected to create efficiencies that will allow greater volumes to be supported.



EBITDA 2


Year-over-year EBITDA increased from $26,283 to $58,571. On a percentage of revenue basis, EBITDA grew from 3.0% in 1999 to 3.9% in 2000, the result of an improvement in the SG&A percentage of revenue of 1.9% (29.3% in 1999 and 27.4% in 2000) offset by the gross margin erosion of 1.0% of revenue. EBITDA is earnings before interest, taxes, depreciation and amortization and does not include the integration charges incurred in respect of the Strategic Business Combination.

INTEGRATION COSTS AND PROVISION FOR RESTRUCTURING


During 1999, the Company incurred integration costs and recorded a provision for restructuring and asset write-downs aggregating $157,790 as a result of implementing certain initiatives required to consolidate and integrate the operations for the Company with those of the former AT&T Canada Long Distance Services Company and ACC.


During 2000, the provision was reduced by $61,957 through payment of integration expenses of $51,708 and a reversal into income in the amount of $10,249. The reversal is the result of the negotiation of lower contract termination expenses than originally anticipated and the impact of changes in the real estate market that made it uneconomical to exit certain properties. The integration and restructuring activities were substantially completed in 2000. The remaining balance of $22,226 represents expenditures for lease and other contract cancellations related to excess space in various leased premises, and termination penalties of contracts with alternate access facility providers where settlement of penalties has not been mutually agreed to or the flow of payment remains outstanding.

DEPRECIATION AND AMORTIZATION


Depreciation and amortization expense increased to $402,551 for 2000 compared to $232,782 for 1999. The increase was due to the full year amortization of goodwill associated with the Strategic Business Combination and the Company's strategic acquisitions in 2000. In addition, there was an increase in the level of depreciation due to the Company's capital spending program.



2 EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Canadian or U.S. GAAP. The Consolidated Statement of Operations provides a reconciliation of EBITDA to net loss.

INTEREST INCOME AND EXPENSE


Interest income decreased from $35,070 in 1999 to $17,243 in 2000. The decrease of $17,827 was due to lower average cash and short-term deposits versus the prior year as the Company continues to build out its broadband network.


Interest expense increased from $259,589 in 1999 to $319,046 in 2000. Of the interest expensed during the year, $165,362 represented cash interest payments, $125,916 was accreted on the respective notes, and the remaining $27,768 was accrued interest. The increased expense in the year of $59,457 or 22.9 % was due to interest on the 7.625% Notes issued in March 2000, a full year of interest on the 7.65% and 7.15% Notes issued in September 1999 and interest on advances from the credit facility during the year. During the year, the Company capitalized interest of $6.9 million ($3.7 million in 1999).

OTHER INCOME


Other income in 2000 was $13,739 compared to $1,998 in 1999. This resulted mainly from the disposition of a portion of the Company's ownership in STOC as previously described.

                                                                     APPENDIX A

                           QUARTERLY FINANCIAL INFORMATION
                                    (Unaudited)

                                                                             2001
QUARTERS ENDED                                        MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                      --------        -------     ------------    -----------

REVENUE
     Data                                            $ 122,714       $ 115,553      $ 125,024      $ 121,740
     Local                                              46,266          52,168         52,207         58,566
     Internet and E-Business solutions                  37,646          40,094         46,421         47,691
     Other                                               5,758           6,911          3,846          4,328
                                                     ---------       ---------      ---------      ---------
                                                     $ 212,384       $ 214,726      $ 227,498      $ 232,325
     Long Distance                                     175,480         160,441        159,723        162,144
                                                     ---------       ---------      ---------      ---------
TOTAL REVENUE                                        $ 387,864       $ 375,167      $ 387,221      $ 394,469
                                                     ---------       ---------      ---------      ---------
                                                     ---------       ---------      ---------      ---------

SERVICE COSTS                                        $ 247,191       $ 245,462      $ 253,157      $ 259,980

GROSS MARGIN                                         $ 140,673       $ 129,705      $ 134,064      $ 134,489
GROSS MARGIN %                                           36.3%           34.6%          34.6%          34.1%

SELLING, GENERAL AND ADMINISTRATIVE COSTS ("SG&A")   $ 109,114       $ 104,157      $ 103,764      $  68,931(2)
SG&A AS A % OF REVENUE                                   28.1%           27.8%          26.8%          17.5%

SG&A AS A % OF REVENUE

EBITDA(1) BEFORE INTEGRATION COSTS, PROVISION FOR    $  31,559       $  25,548      $  30,300      $  65,558
     RESTRUCTURING AND WORKFORCE REDUCTION COSTS

INTEGRATION COSTS, PROVISION FOR RESTRUCTURING AND   $       -       $       -      $  21,901(3)   $       -
     WORKFORCE REDUCTION COSTS

EBITDA(1) BEFORE MINORITY INTEREST                   $  31,559       $  25,548      $   8,399      $  65,558

NET LOSS                                             $(167,475)      $(192,033)     $(208,955)     $(164,638)

BASIC AND DILUTED LOSS PER COMMON SHARE              $   (1.73)      $   (1.96)     $   (2.11)     $   (1.67)


                                                                             2000
QUARTERS ENDED                                        MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                      --------        -------     ------------    -----------

REVENUE
     Data                                            $ 111,567       $ 111,173      $ 120,119      $ 122,547
     Local                                              40,143          44,509         45,322         47,450
     Internet and E-Business solutions                  22,588          30,795         36,437         40,045
     Other                                               9,826          12,386          3,931          6,503
                                                     ---------       ---------      ---------      ---------
                                                     $ 184,124       $ 198,863      $ 205,809      $ 216,545
     Long Distance                                     179,905         176,128        174,247        169,757
                                                     ---------       ---------      ---------      ---------
TOTAL REVENUE                                        $ 364,029       $ 374,991      $ 380,056      $ 386,302
                                                     ---------       ---------      ---------      ---------
                                                     ---------       ---------      ---------      ---------

SERVICE COSTS                                        $ 249,463       $ 258,550      $ 264,219      $ 262,628

GROSS MARGIN                                         $ 114,566       $ 116,441      $ 115,837      $ 123,674
GROSS MARGIN %                                           31.5%           31.1%          30.5%          32.0%

SELLING, GENERAL AND ADMINISTRATIVE COSTS ("SG&A")   $  92,464       $ 100,325      $ 106,544      $ 112,614

SG&A AS A % OF REVENUE                                   25.4%           26.8%          28.0%          29.2%

EBITDA(1) BEFORE INTEGRATION COSTS, PROVISION FOR    $  22,102       $  16,116      $   9,293      $  21,309
     RESTRUCTURING AND WORKFORCE REDUCTION COSTS

INTEGRATION COSTS, PROVISION FOR RESTRUCTURING AND   $       -       $       -      $       -      $ (10,249)(4)
     WORKFORCE REDUCTION COSTS

EBITDA(1) BEFORE MINORITY INTERESTS                  $  22,102       $  16,116      $   9,293      $  21,309

NET LOSS                                             $(102,808)      $(120,845)     $(123,967)     $(175,587)

BASIC AND DILUTED LOSS PER COMMON SHARE              $   (1.09)      $   (1.27)     $   (1.30)     $   (1.84)

1 EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations accordance with Canadian or U.S. GAAP.
2 SG&A in Q4 2001 has been reduced by a change in the valuation allowance in the
  Company's defined benefit pension plans amount of $31,934.
3 In Q3 2001, the Company has recorded a provision for the costs associated with a cost reduction program that has included the reduction of its workforce.
4 In Q4 2000, the Company reversed into income a portion of the restructuring reserve previously recorded in 1999.

                                                                     APPENDIX A

Consolidated Financial Statements
(Expressed in Canadian dollars)

AT&T CANADA INC.

Years ended December 31, 2001, 2000 and 1999

[KPMG -- LOGO]

KPMG LLP
CHARTERED ACCOUNTANTS                          Telephone (416) 228-7000
Yonge Corporate Centre                         Telefax (416) 228-7123
4120 Yonge Street Suite 500                    www.kpmg.ca
North York ON M2P 2B8

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of AT&T Canada Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

[KPMG LLP -- SIGNATURE]

Chartered Accountants

Toronto, Canada
February 1, 2002, except as to note 2,
which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002

COMMENTS BY THE AUDITORS FOR U.S. READERS ON CANADA-U.S REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 1, 2002, except as to note 2, which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

[KPMG LLP -- SIGNATURE]

Chartered Accountants

Toronto, Canada
February 1, 2002, except as to note 2,
which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002

AT&T CANADA INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2001 and 2000

------------------------------------------------------------------------------
                                                     2001                 2000
------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents (note 4)          $   537,294         $    68,587
   Accounts receivable (note 5)                     70,640             258,425
   Other current assets                             14,154              12,922
   ---------------------------------------------------------------------------
                                                   622,088             339,934

Property, plant and equipment (note 6)           2,180,773           2,120,659
Goodwill (note 7)                                1,639,065           1,705,155
Deferred pension asset (note 15)                    45,174              10,626
Deferred foreign exchange                          127,116              40,853
Other assets (note 8)                              132,238             112,691
------------------------------------------------------------------------------
                                               $ 4,746,454         $ 4,329,918
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                            $    63,291         $    78,961
   Accrued liabilities                             267,229             285,231
   Accrued interest payable                         70,004              43,589
   Income taxes payable                              5,584               3,655
   Current portion of long-term debt (note 9)        1,930               2,210
   ---------------------------------------------------------------------------
                                                   408,038             413,646

Long-term debt (note 9)                          4,672,738           3,628,465
Other long-term liabilities                         45,110              28,254

Shareholders' equity (deficit) (note 11):
   Common shares                                 1,133,664           1,039,065
   Warrants                                            709               1,192
   Deficit                                      (1,513,805)           (780,704)
   ---------------------------------------------------------------------------
                                                  (379,432)            259,553
------------------------------------------------------------------------------
                                               $ 4,746,454         $ 4,329,918
------------------------------------------------------------------------------


Impact of Strategic Business Combination on basis of presentation (note 2) Reconciliation to accounting principles generally accepted in the United States (note 22)
Other commitments and contingencies (note 23)
Subsequent events (notes 2, 5 and 9(h))

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ ALAN D. HORN              Director      /s/ D. CRAIG YOUNG        Director
----------------------------            ----------------------------
Alan D. Horn                                D. Craig Young

AT&T CANADA INC.
Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------------------------------
                                                                 2001             2000              1999
--------------------------------------------------------------------------------------------------------
Revenue                                                  $  1,544,721     $  1,505,378      $    866,721

Expenses:
   Service costs                                            1,005,790        1,034,860           586,761
   Selling, general and administrative                        385,966          411,947           253,677
   -----------------------------------------------------------------------------------------------------
                                                            1,391,756        1,446,807           840,438
--------------------------------------------------------------------------------------------------------

Earnings before interest, taxes, depreciation
   and amortization, integration costs, provision
   for restructuring, workforce reduction costs and
   minority interest                                          152,965           58,571            26,283

Integration costs, provision for restructuring
   and workforce reduction costs (note 12)                     21,901          (10,249)          157,790
--------------------------------------------------------------------------------------------------------

Earnings (loss) before interest, taxes, depreciation
   and amortization and minority interest                     131,064           68,820          (131,507)

Depreciation and amortization                                 465,600          402,551           232,782
--------------------------------------------------------------------------------------------------------

Loss from operations                                         (334,536)        (333,731)         (364,289)

Other income (expense):
   Interest income                                             19,134           17,243            35,070
   Interest expense                                          (401,114)        (319,046)         (259,589)
   Gain on sale of minority interest (note 3(h))                    -                -           462,028
   Other (note 13)                                             (8,620)          13,739             1,998
   -----------------------------------------------------------------------------------------------------
                                                             (390,600)        (288,064)          239,507
--------------------------------------------------------------------------------------------------------

Loss before minority interest and
   provision for income taxes                                (725,136)        (621,795)         (124,782)

Minority interest (note 10)                                         -          104,274           124,460

Provision for income taxes (note 14)                            7,965            5,686             4,964
--------------------------------------------------------------------------------------------------------

Loss for the year                                            (733,101)        (523,207)           (5,286)

Deficit, beginning of year                                   (780,704)        (257,497)         (252,211)

--------------------------------------------------------------------------------------------------------
Deficit, end of year                                     $ (1,513,805)    $   (780,704)     $   (257,497)
--------------------------------------------------------------------------------------------------------

Basic and diluted loss per common share (note 11(f))     $      (7.45)    $      (5.48)     $      (0.06)

--------------------------------------------------------------------------------------------------------

Weighted average number of common shares
   outstanding (in thousands)                                  98,406           95,561            92,457

--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

AT&T CANADA INC.
Consolidated Statements of Cash Flows (In thousands of Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------------------------------
                                                                 2001             2000              1999
--------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
   Loss for the year                                     $   (733,101)    $   (523,207)     $     (5,286)
   Adjustments required to reconcile loss to
      cash flows from operating activities:
         Depreciation and amortization                        465,600          402,551           232,782
         Accretion of Senior Discount Note interest           145,148          125,916           118,735
         Amortization of debt issue costs                      15,661           16,248                 -
         Write-down of networks and equipment                       -                -            35,568
         Loss (gain) on disposition of investments              8,894          (13,011)                -
         Gain on sale of minority interest (note 3(h))              -                -          (462,028)
         Minority interest (note 10)                                -         (104,274)         (124,460)
         Amortization of deferred foreign exchange              1,440                -                    -
         Amortization of deferred gain on termination of
            cross currency swaps and forward contracts         (4,264)               -                 -
         Deferred pension charge                               (4,148)          (4,848)           (3,492)
         Change in pension plan valuation allowance           (31,934)           2,937             2,029
         Other                                                  2,137            2,012            (8,767)
   -----------------------------------------------------------------------------------------------------
                                                             (134,567)         (95,676)         (214,919)
   Change in non-cash working capital (note 19)               117,270         (164,023)           47,325
   -----------------------------------------------------------------------------------------------------
   Net cash used in operating activities                      (17,297)        (259,699)         (167,594)

Investing activities:
   Acquisitions, net of cash acquired                         (43,410)        (197,867)           31,362
   Dispositions of investments                                  3,580           17,656                 -
   Additions to plant, property and equipment                (345,279)        (472,235)         (629,304)
   Reductions (additions) to other assets                         236           (1,164)           12,145
   Decrease to restricted investments                               -           42,429            47,178
   -----------------------------------------------------------------------------------------------------
   Net cash used in investing activities                     (384,873)        (611,181)         (538,619)

Financing activities:
   Issue of share capital, net of issue costs                  48,243           35,206            24,807
   Termination of cross currency swaps and
      forward contracts (note 16(b))                          150,664                -                 -
   Draw from (repayment of) credit facility                  (100,000)         270,000                 -
   Issues of long-term debt                                   781,959          355,912           869,730
   Debt issue costs                                            (6,230)          (5,234)           (6,481)
   Increase (decrease) in other long-term liabilities          (5,054)          (5,935)            2,605
   Repayment of shareholder loans                                   -                -          (157,187)
   Repayment of subordinated debentures                             -                -           (88,325)
   Repayment of preferred shares                                    -                -          (500,000)
   -----------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                  869,582          649,949           145,149

Effect of exchange rate changes on cash                         1,295              187            (4,334)
--------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents              468,707         (220,744)         (565,398)

Cash and cash equivalents, beginning of year                   68,587          289,331           854,729

--------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                  $     537,294     $     68,587      $    289,331
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

AT&T CANADA INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________


AT&T Canada Inc. (the "Company") was incorporated as MetroNet Communications Corp. ("MetroNet") under the laws of the Province of Alberta and was subsequently continued under the Canada Business Corporations Act. The Company changed its name to AT&T Canada Inc. coincident with the consummation of the combination of MetroNet and AT&T Canada Corp.
(formerly AT&T Canada Long Distance Services Company) ("AT&T LDS") and
ACC TelEnterprises Ltd. ("ACC") effective June 1, 1999.

The Company is a holding company, which engages in the telecommunications business in Canada through its subsidiaries the most significant of which is its 69% owned operating subsidiary, AT&T Canada Corp. The Company's activities in the telecommunications business consist primarily of the development and construction of telecommunications networks for the provision of local, data, Internet and E-Business solutions and long distance services to businesses in Canada.

1.     SIGNIFICANT ACCOUNTING POLICIES:

       The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 22.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

       The Company believes the most significant estimates used in the preparation of its consolidated financial statements are the useful lives of property, plant and equipment and goodwill and other intangibles and the related estimates of future cash flows to evaluate recoverability of such long-lived assets.

       The Company's significant accounting policies are as follows:

       (a) Cash and cash equivalents:

           Cash equivalents consist of investments in money market instruments with a maturity at the date of purchase of less than three months. Cash and cash equivalents are recorded at cost, which approximates current market value.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (b) Revenue recognition:

           Revenue on long distance, and other usage based services and products is recognized based upon minutes of traffic processed. Revenue on local, data, internet and other products and services is recognized upon delivery in accordance with contract terms, including customer acceptance. Revenue from technical support is recognized over the term of the contract during which the support services are rendered. Revenue on multiple element arrangements is allocated to each element based on the relative fair value of the elements.

       (c) Restricted investments:

           Restricted investments consist of U.S. government securities which are restricted to the payment of interest on certain debt and are stated at cost plus accrued interest.

       (d) Accounts receivable securitization:

           The Company accounts for the transfer of receivables according to Accounting Guideline AcG-12, "Transfer of Receivables." The Company recognizes gains or losses on the transfer of receivables that qualify as sales and retains a subordinated retained interest in the accounts receivable transferred and ongoing servicing responsibilities. Losses on the sale of accounts receivable are recorded in the consolidated statements of operations and deficit at the date of sale.

           The amount of the losses depends in part on the carrying amount of the accounts receivable involved in the transfer, allocated between the accounts receivable sold and the Company's retained interest based on their relative fair value at the date of the transfer. The Company measures fair value based on the expected future cash receipts to be realized using management's best estimates of key assumptions for credit and dilution losses, collection term of the accounts receivable, and the trust' s contracted return.

           Any subsequent decline in the value of the retained interest, other than a temporary decline, will be recorded in income.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________


1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (e) Property, plant and equipment:

           Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:
           ___________________________________________________________________

           Telecommunications facilities and equipment        3 - 20 years
           Buildings                                          13 - 40 years
           Other capital assets                               4 - 40 years
           Equipment under capital leases                     3 - 15 years
           Leasehold improvements                             Term of lease
           Application software                               1 - 7 years

           ___________________________________________________________________

           Costs incurred in developing new networks or expanding existing networks, including costs of acquiring rights-of-way, network design and interest are included within telecommunications facilities and equipment. Construction costs related to telecommunications facilities and equipment that are installed on rights-of-ways granted by others are capitalized and depreciated over the lives of rights-of-ways, including option periods. Telecommunications facilities and equipment begin to depreciate once the network is put in service.

           Interest is capitalized on assets that are under construction for more than three months at the Company's weighted average cost of capital.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________


 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (f) Business combinations, goodwill, intangible and other long-lived assets:

           (i) Business combinations are accounted for by the purchase method of accounting, under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and the liabilities acquired recorded as goodwill. The results of operations are included from the date of acquisition.

           (ii) The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

          (iii) Goodwill and other intangible assets are recorded at the date of acquisition and are amortized on a straight-line basis over their estimated useful lives of five to 25 years.

           (iv) Long-lived assets, such as property, plant and equipment, goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the expected future undiscounted cash flows and carrying value of the asset.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           (v) Effective January 1, 2002, the Company will adopt the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" issued by the Financial Accounting Standards Board ("FASB") in July 2001.

               HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. HB 1581 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets effective January 1, 2002. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used. Intangible assets that have definite lives will continue to be amortized over their estimated useful lives and tested for impairment in accordance with HB 3062. In connection with HB 3062's transitional goodwill impairment evaluation, HB 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. This involves identifying reporting units and determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company then has until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, the Company must perform the second step of the transitional impairment test as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. Any transitional impairment loss will be recognized as a prior period adjustment to opening retained earnings at January 1, 2002.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

                The Company currently accounts for all business combinations under the purchase method and does not expect adoption of HB 1581 to have an effect on the result of operations. As of the date of adoption of HB 3062, the Company has unamortized goodwill in the amount of $1,639.1 million and unamortized identifiable intangible assets in the amount of $14.8 million, all of which will be subject to the transition provisions of HB 3062. Amortization expense related to goodwill was $110 million for the year ended December 31, 2001. The Company is in the process of assessing the impact of adoption and it is expected that a significant portion of its goodwill will be impaired under the new accounting standards. Because of the extensive effort needed to comply with adopting HB 3062, it is not practicable to reasonably estimate the impact of adoption on the Company's financial statements at the date of this report.

       (g) Debt issuance costs:

           Debt issuance costs are amortized on a straight-line basis over the terms of the related debt financing.

       (h) Foreign currency translation and hedging relationships:

           Foreign currency-denominated monetary items are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Foreign currency-denominated non-monetary items are translated at the historical exchange rate. Transactions included in operations are translated at the average exchange rate for the period. Translation gains or losses are reflected in the consolidated statements of operations in the period in which they occur except for those related to long-term monetary items. Unrealized gains and losses on translation of foreign currency-denominated long-term monetary items which are not hedged are deferred and amortized over the remaining lives of the related items.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           The Company hedges its exposure to foreign currency exchange rate risk on long-term debt from time to time, by designating existing foreign currency denominated monetary assets as hedge instruments and, through the purchase of currency options, cross currency swaps and forward exchange contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, foreign exchange gains and losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt. Premiums paid to acquire currency options, cross currency swaps and forward exchange contracts are deferred and amortized on a straight-line basis over the terms of the instruments.

           Effective January 1, 2002, the Company will adopt the amendment to HB 1650 "Foreign Currency Translation". The revised HB requires the immediate recognition in income of unrealized currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations are to be applied retroactively with prior years' financial statements being restated. The effect of applying the revisions will be that foreign exchange gains and losses on the unhedged portion of the Company's long-term debt currently deferred and amortized over the term of the debt will be reflected in the consolidated statement of operations. The reported losses for the years ended December 31, 2001 and 2000 will be increased by $12.3 million and nil, respectively.

           Effective January 1, 2003, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



1.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (i) Employee benefit plans:

           (i)  Retirement benefits:

                The Company recognizes the costs of retirement benefits and certain post-employment benefits over the period in which employees render services in return for the benefits. The costs of pensions and other retirement benefits earned by employees are actuarially determined using the projected benefit method prorated on credited service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued using a market-related value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the cumulative unrecognized net gains
                (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

                When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

           (ii) Stock option plans:

                No compensation expense is recognized for these plans when shares or options are issued to employees. Any consideration paid by employees on exercise of options or purchase of shares is credited to share capital.

          (iii) Employee Share Ownership Plan:

                Compensation expense is recognized for the Company's contributions to the Employee Share Ownership Plan. The Company's contributions are made through the issuance of Class B Non-Voting Shares from treasury.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           (iv) Recent pronouncement:

                Effective January 1, 2002, the Company will adopt the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

                HB 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. HB 3870 must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

                HB 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

                The Company has evaluated the impact of adoption of HB 3870 and has determined that adoption will not have an effect on its results of operations or financial condition.

       (j) Income taxes:

           The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount where realization is more likely than not. Future income tax assets and liabilities are measured using enacted or substantively enacted tax laws and rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized as part of the provision for income taxes in the period that includes the enactment date (or the period in which the change in rates are substantively enacted).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



 1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (k) Loss per common share:

           Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the year after giving retroactive effect to the share split described in note 11(b)(ii).

           Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of HB 3500 with respect to loss per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments.

           The change in the method of calculation of loss per share did not impact basic and diluted loss per share for 2001, 2000 and 1999 as further described in note 11(f).


 2.    IMPACT OF STRATEGIC BUSINESS COMBINATION ON BASIS OF PRESENTATION:

       The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

       The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

       Certain circumstances relating to the future ownership of the Company under the Strategic Business Combination, as described in 3(h) and in the following paragraph, raise doubt about the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements. The outcome of these circumstances will be largely determined by third parties.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



2.     IMPACT OF STRATEGIC BUSINESS COMBINATION ON BASIS OF PRESENTATION:
       (CONTINUED):

       The Strategic Business Combination provides for the purchase of the outstanding shares of the Company by AT&T Corp. and/or a third party at AT&T Corp.'s discretion any time prior to July 1, 2003. In the event that foreign ownership restrictions are lifted, in whole or in part, on or before June 30, 2003, AT&T Corp. is obligated to purchase or to arrange for a third party affiliated with AT&T Corp. to purchase the outstanding shares of the Company up to the extent permitted by law, subject to certain limitations in the Deposit Receipt Agreement. At any time prior to July 1, 2003, AT&T Corp. may elect to purchase or cause to be purchased by any third party, all of the outstanding shares. In the event that, by June 30, 2003, (i) foreign ownership restrictions are not amended so as to allow AT&T Corp. to acquire all of the outstanding shares, and (ii) AT&T Corp. has not elected to purchase or arrange for a third party to purchase the outstanding shares of the Company, the Company will be put up for auction upon and subject to the terms of the Deposit Receipt Agreement. A change in control of the Company, resulting in the Company being owned by an entity other than AT&T Corp., could require the Company to repurchase some or all of the outstanding unsecured senior notes of the Company at 101% of their principal value and repay amounts drawn from its Senior Credit Facility.

       The Company is not in a position at this time to determine the business strategy of AT&T Corp. and/or a third party following such acquisition or auction and the effect that any such transaction or the results therefrom would have on the Company's business plan, capital spending program, and the funding of its operating and working capital requirements. There is uncertainty about what will occur on or before June 30, 2003 relating to the transactions that may arise as a result of the Strategic Business Combination, whether or not the Company will be required, as a result of such events, to repurchase any debt obligations and how it will finance its operations following any change in control.

       On March 14, 2002, the Company announced the formation of a committee of its board of directors to work with management to address complex issues facing the Company in the foreseeable future. Such issues include a significant regulatory decision expected on or before May 31, 2002, which could have a significant impact on the future of sustainable competition in telecommunications in Canada, as further described in note 23(a); the effect of AT&T Corp. satisfying its obligations under the Deposit Receipt Agreement; and the impact of these events on operating and financial circumstances of the Company. In addition, the committee appointed independent financial advisors to evaluate various scenarios regarding issues, opportunities and alternatives for the Company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

------------------------------------------------------------------------------

 3.  ACQUISITIONS AND DISPOSITIONS:

     Details of business acquisitions during 2001, 2000 and 1999 are as follows. Consideration is cash unless otherwise noted below.

     2001 AND 2000

                                  2001                           2000
                                          ------------------------------------------------
                               MONTAGE      Contour         Brak       Netcom          DMC
                                  (b)          (c)          (d)          (e)          (f)
     Current assets          $  15,493    $  10,373    $   4,044    $   6,192     $  3,993
     Capital assets              4,717        7,093          548            -          501
     Other assets                    -          694          990        5,545            -
     Goodwill                   51,029       70,032       29,554       66,892       92,309
     -------------------------------------------------------------------------------------
                                71,239       88,192       35,136       78,629       96,803

     Current liabilities        11,869       11,337        4,708       11,157        1,308
     Long-term debt                  -        6,875          202            -            -
     -------------------------------------------------------------------------------------
                                11,869       18,212        4,910       11,157        1,308

     -------------------------------------------------------------------------------------
     Purchase price           $ 59,370    $  69,980     $ 30,226    $  67,472    $  95,495
     -------------------------------------------------------------------------------------


     1999

     -------------------------------------------------------------------------------------
                                                               MetroNet,
                                                                AT&T LDS
     1999                                                        and ACC            Netcom
     -------------------------------------------------------------------------------------
                                                                  (h)               (e)

     Current assets                                            $ 253,545         $   5,686
     Capital assets                                              575,954             7,084
     Other assets                                                  9,954               314
     Goodwill                                                    897,031            22,020
     -------------------------------------------------------------------------------------
                                                               1,736,484            35,104

     Current liabilities                                         244,132             4,233
     Preferred shares                                            500,000                 -
     Subordinated debentures                                      83,289                 -
     Shareholder loan                                            130,500                 -
     Long-term debt                                                    -                28
     Minority interest                                                 -             4,323
     Other long-term liabilities                                  33,981                 -
     -------------------------------------------------------------------------------------
                                                                 991,902             8,584

     -------------------------------------------------------------------------------------
     Purchase price                                            $ 744,582         $  26,520
     -------------------------------------------------------------------------------------


AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999


------------------------------------------------------------------------------

 3.  ACQUISITIONS AND DISPOSITIONS (CONTINUED):
     2001

     (a) On May 1, 2001, the Company disposed of certain call centres. Proceeds on disposition were $3.6 million in cash. The disposition generated a loss on sale of $8.9 million.

     (b) Acquisition of MONTAGE eIntegration Inc.:

         On June 1, 2001, the Company acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). MONTAGE is a Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through internet technologies. Consideration of $58.4 million was paid on closing, comprised of $13.7 million in cash and $44.7 million, represented by 967,355 Class B Non-Voting Shares of the Company. In addition, acquisition costs of $1.0 million were incurred. The vendors have the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. Any earned contingent consideration is payable over the three-year period ending June 30, 2004 and will be recorded once the contingent amount is determinable. A portion of the contingent payment will be accounted for as additional purchase price with the balance recorded as compensation expense.

     2000

     (c) Acquisition of Contour Telecom Inc. (Canada)
         (formerly TigerTel Inc.) ("Contour"):

         On January 6, 2000, the Company acquired all of the issued and outstanding shares of Contour, a Canadian business telecommunications provider.

     (d) Acquisition of Brak Systems Inc.:

         On March 20, 2000, the Company acquired all of the issued and outstanding shares of Brak Systems Inc. ("Brak"), a Canadian internet security company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

------------------------------------------------------------------------------

 3.  ACQUISITIONS AND DISPOSITIONS (CONTINUED):

     (e) Acquisition of Netcom Canada Holding Inc.:

         On April 10, 2000, the Company exercised its right to acquire the remaining 49% of issued and outstanding shares of Netcom Canada Holding Inc. ("Netcom"), an internet service provider for U.S. $46.2 million (Cdn. $67.5 million) in cash.

         On March 16, 1999, the Company acquired 51% of the issued and outstanding shares of Netcom.

     (f) Acquisition of DMC Inc.:

         On May 31, 2000, the Company acquired all of the issued and outstanding shares of DMC Inc. ("DMC"), a Canadian business specializing in the deployment of business-focused Internet and E-Business strategies and solutions. Purchase consideration of $95.5 million, recorded at the date of acquisition, was funded by a combination of the issuance of 769,231 of the Company's Class B Non-Voting Shares priced at market on date of acquisition and $50 million in cash, $25 million of which was held in escrow pending attainment of certain specified performance targets. In July 2001, the remaining $25 million of purchase consideration was paid.

     (g) Shared Technologies of Canada:

         On July 18, 2000, the Company reduced its ownership in Shared Technologies of Canada ("STOC") from 70% to 15%. Proceeds on disposition were $16.5 million: $13.6 million received in cash and a receivable of $2.9 million recorded. STOC also repaid intercompany loans owing of $4.5 million. The disposition generated a gain on sale of $13.0 million before income taxes. The remaining 15% investment in STOC is accounted for by the cost method of accounting.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



 3.  ACQUISITIONS AND DISPOSITIONS (CONTINUED):
     1999

     (h) Combination with AT&T LDS and ACC (also known as "Strategic Business Combination"):

         On June 1, 1999, MetroNet and AT&T LDS and ACC consummated a combination by way of a plan of arrangement. This resulted in MetroNet shareholders indirectly owning approximately 69% of the equity of the combined company and AT&T Corp. ("AT&T") indirectly owning approximately 31% of the equity of the combined company. MetroNet contributed all of its assets and operations to the combined company. AT&T contributed its 33% voting interest in AT&T LDS. In addition, AT&T agreed to purchase, if permitted to do so under Canadian foreign ownership regulations as a result of any amendment of such regulations prior to July 1, 2003, all of the outstanding shares of the Company for the greater of (i) $37.50 per share and
         (ii) the appraised fair market value. The exact timing of this purchase by AT&T is dependent upon the future status of Canadian foreign ownership regulations. If such regulations do not permit AT&T to purchase the shares of the Company before June 30, 2003, AT&T may elect to purchase or arrange for another entity to purchase the shares of the Company.

         Effective June 30, 2000, the minimum $37.50 per share price began to increase by 16% per annum compounded quarterly from that date through to no later than June 30, 2003. If by June 30, 2003, AT&T has not elected to purchase or arranged for the purchase of the outstanding shares, then upon and subject to the terms of the Deposit Receipt Agreement, the Company has agreed that it will be put up for auction and AT&T would make whole the shareholders of the Company for the difference between the proceeds received from the auction and the greater of (i) the accreted minimum price, and (ii) the appraised fair market value of the shares.

         The combination has been accounted for by the purchase method of accounting and the results of operations of AT&T LDS and ACC are included from the date of combination. The Company recorded a gain of $462 million, resulting from the sale of the 31% interest in MetroNet to AT&T. The shares issued to AT&T for its 31% economic interest in the Company were issued from the Company's operating subsidiary, AT&T Canada Corp., which is 69% owned by the Company.

         The purchase consideration of $744.6 million represents the value of the 69% interest in AT&T LDS and ACC, including acquisition costs of $34.7 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



 3.  ACQUISITIONS AND DISPOSITIONS (CONTINUED):

         Unaudited pro forma consolidated financial information

         The following unaudited pro forma consolidated financial information reflects the combination with AT&T LDS and ACC and the acquisitions of Contour, Brak, Netcom and DMC as if these transactions had occurred on January 1, 1999 and reflects the acquisition of MONTAGE as if it had occurred on January 1, 2000:

          ------------------------------------------------------------------------------------------------------
                                                                          2001             2000             1999
          ------------------------------------------------------------------------------------------------------
          Revenue                                                 $  1,568,655     $  1,560,729     $  1,456,893

          Expenses:
               Service costs                                         1,020,851        1,068,704          993,855
               Selling, general and administrative
                  expenses                                             395,208          430,368          426,428
               -------------------------------------------------------------------------------------------------
                                                                     1,416,059        1,499,072        1,420,283
          ------------------------------------------------------------------------------------------------------

          Earnings before interest, taxes, depreciation and
             amortization, integration costs, provision for
             restructuring, workforce reduction costs
             and minority interest                                     152,596           61,657           36,610

          Integration costs, provision for restructuring
             and workforce reduction costs                              21,901          (10,249)         157,790
          ------------------------------------------------------------------------------------------------------

          Earnings (loss) before interest, taxes, depreciation
             and amortization and minority interest                    130,695           71,906         (121,180)

          Depreciation and amortization                                470,309          422,780          333,814
          ------------------------------------------------------------------------------------------------------

          Loss from operations                                        (339,614)        (350,874)        (454,994)

          Other income (expense):
               Interest expense, net                                  (382,094)        (302,064)        (242,828)
               Gain on sale of minority interest                             -                -          462,028
               Gain on sale of residential
                  business                                                   -                -           29,349
               Other                                                    (4,812)          13,874             (801)
               -------------------------------------------------------------------------------------------------
                                                                      (386,906)        (288,190)         247,748
          ------------------------------------------------------------------------------------------------------

          Loss before minority interest and
             provision for income taxes                               (726,520)        (639,064)        (207,246)

          Minority interest                                                  -          101,983          121,523

          Provision for income taxes                                     9,580            6,073            6,660

          ------------------------------------------------------------------------------------------------------
          Loss for the year                                       $   (736,100)    $   (543,154)    $    (92,383)
          ------------------------------------------------------------------------------------------------------

          Basic and diluted loss per common share                 $      (7.48)    $      (5.68)    $      (0.99)

          ------------------------------------------------------------------------------------------------------


AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



 3.  ACQUISITIONS AND DISPOSITIONS (CONTINUED):

         This financial information has not been adjusted to give effect to the dispositions of STOC and certain call centres on July 18, 2000 and May 1, 2001, respectively. The pro forma consolidated financial information has been provided for information purposes only and is not necessarily indicative of the results of operations or financial condition that actually would have been achieved if the acquisitions had been completed on January 1, 2000 and 1999, respectively, or that may be reported in the future.


 4.  CASH AND CASH EQUIVALENTS:

     -------------------------------------------------------------------------
                                                             2001         2000
     -------------------------------------------------------------------------
     Cash on deposit:
          Canadian dollar                               $  10,139     $    723
          U.S. dollar                                         214       (2,662)
     Short-term investments, at rates of interest
        varying between 1.60% and 2.45%:
          Canadian dollar                                 481,434       48,312
          U.S. dollar                                      45,507       22,214
     -------------------------------------------------------------------------
                                                        $ 537,294     $ 68,587
     -------------------------------------------------------------------------


 5.  ACCOUNTS RECEIVABLE SECURITIZATION:

     On July 20, 2001, the Company signed a securitization agreement with a special purpose trust. Under the terms of the securitization agreement, the Company has the ability to sell certain of its accounts receivable on a revolving basis through securitization transactions at varying monthly limits. The maximum cash proceeds that may be funded under the program is $150 million. The accounts receivable pool consists of the Company's trade accounts receivable for telecommunications products and services rendered.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



 5.  ACCOUNTS RECEIVABLE SECURITIZATION (CONTINUED):

     When the accounts receivable are sold to the trust, an initial purchase price is paid to the Company and the Company is entitled to an additional deferred purchase price based on the realized value of the receivables sold. The Company retains ongoing servicing responsibilities with respect to the receivables transferred. The investors and the trust have no recourse against the Company beyond the level of the trust assets. The Company does not receive compensation for its servicing responsibilities and the related servicing liability is considered insignificant.

     On July 20, 2001, the Company sold accounts receivable for initial proceeds of $100 million and recorded a loss of $0.4 million, representing the cost relating to establishing the agreement at the date of the sale.

     The following table illustrates the effect of securitization on the Company's balance sheet as at December 31, 2001:

     Total cash received                                               $ 100.0
     Net carrying amount of accounts receivable transferred              149.8
     Deferred purchase price included in other assets                     49.8


     The fair value of the retained interest approximates the carrying value. The key economic assumption used in measuring the loss on sale and value of the retained interest is the expected credit and dilution losses estimated to be 6.5%.

     On February 20, 2002, the Company repurchased for approximately $100 million, all of the outstanding accounts receivable sold in the above securitization program. The program has not been terminated and may be resumed in the future if certain conditions are satisfied. The securitization agreement included the requirement that the Company maintains an investment grade credit rating from both Moody's Investor Services Inc. and Standard & Poor's Rating Services.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



 6.  PROPERTY, PLANT AND EQUIPMENT:

     -------------------------------------------------------------------------
                                                    Accumulated       Net book
     2001                                  Cost    depreciation          value
     -------------------------------------------------------------------------
     Telecommunications facilities
        and equipment                $ 2,060,341    $   483,964    $ 1,576,377
     Land and buildings                  169,516         41,601        127,915
     Other capital assets                600,911        254,104        346,807
     Equipment under capital leases       28,542          6,430         22,112
     Leasehold improvements               31,115         12,841         18,274
     Application software                163,253         73,965         89,288

     -------------------------------------------------------------------------
                                     $ 3,053,678    $   872,905    $ 2,180,773
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
                                                    Accumulated       Net book
     2000                                  Cost    depreciation          value
     -------------------------------------------------------------------------


     Telecommunications facilities
        and equipment                $ 1,800,550    $ 290,287     $ 1,510,263
     Land and buildings                  152,727       24,794         127,933
     Other capital assets                547,311      168,470         378,841
     Equipment under capital leases       28,756        5,318          23,438
     Leasehold improvements               27,780        8,834          18,946
     Application software                 99,332       38,094          61,238

     -------------------------------------------------------------------------
                                     $ 2,656,456    $ 535,797     $ 2,120,659
     -------------------------------------------------------------------------


     As of December 31, 2001 and 2000, property, plant and equipment include $16.9 million and $48.3 million, respectively, of networks in progress that are not in service and, accordingly, have not been depreciated. Interest capitalized to property, plant and equipment during 2001 amounted to $0.9 million (2000 - $6.9 million) and has been calculated using the Company's weighted average cost of capital of 11.5% (2000 - 10.8%) applied to the monthly amount expended in networks in progress that are not in service.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

7.   GOODWILL:

     -------------------------------------------------------------------------------------------------------------
                                                                                 Accumulated              Net book
     2001                                                Cost                   amortization                 value
     -------------------------------------------------------------------------------------------------------------
     Goodwill                                      $1,913,208                       $274,143            $1,639,065
     =============================================================================================================

     -------------------------------------------------------------------------------------------------------------
                                                                                 Accumulated              Net book
     2000                                                Cost                   amortization                 value
     -------------------------------------------------------------------------------------------------------------
     Goodwill                                      $1,870,112                       $164,957            $1,705,155
     =============================================================================================================


8.   OTHER ASSETS:

     -------------------------------------------------------------------------------------------------------------
                                                                                 Accumulated              Net book
     2001                                                Cost                   amortization                 value
     -------------------------------------------------------------------------------------------------------------
     Debt issuance costs                             $ 78,926                        $27,602              $ 51,324
     Retained interest on accounts receivable
          securitization (note 5)                      49,829                              -                49,829
     Non-compete agreement                             32,500                         28,435                 4,065
     Long-term investments, at cost                    10,745                              -                10,745
     Other                                             20,407                          4,132                16,275
     -------------------------------------------------------------------------------------------------------------
                                                     $192,407                        $60,169              $132,238
     =============================================================================================================

     -------------------------------------------------------------------------------------------------------------
                                                                                 Accumulated              Net book
     2000                                                Cost                   amortization                 value
     -------------------------------------------------------------------------------------------------------------
     Debt issuance costs                             $ 71,146                        $18,654              $ 52,492
     Option premiums on financial
          instruments (note 8(a))                      38,271                         20,638                17,633
     Non-compete agreement                             32,500                         20,311                12,189
     Long-term investments, at cost                    10,755                              -                10,755
     Other                                             21,484                          1,862                19,622
     -------------------------------------------------------------------------------------------------------------
                                                     $174,156                       $ 61,465              $112,691
     =============================================================================================================

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

8.   OTHER ASSETS (CONTINUED):

     (a) During 2001, the Company monetized certain swaptions, cross currency swaps and the related option premiums (note 16(b)). The option premiums had a cost of $38.3 million with accumulated amortization of $26.0 million.


9.   LONG-TERM DEBT:

     -------------------------------------------------------------------------------------------------------------
                                                                                         2001                 2000
     -------------------------------------------------------------------------------------------------------------
     12.0% Senior Notes (2001 - U.S. $248.6 million;
          2000 - U.S. $248.4 million) (note 9(a))                                  $  395,988           $  372,419
     10.75% Senior Discount Notes (2001 - U.S. $155.8 million;
          2000 - U.S. $140.4 million) (note 9(b))                                     248,227              210,455
     9.95% Senior Discount Notes (2001 - U.S. $842.2 million;
          2000 - U.S. $764.3 million) (note 9(c))                                   1,341,482            1,146,036
     10.625% Senior Notes (2001 - U.S. $225.0 million;
          2000 - U.S. $225.0 million) (note 9(d))                                     358,380              337,388
     7.65% Senior Notes (2001 - U.S. $1,000.0 million;
          2000 - U.S. $500.0 million) (note 9(e))                                   1,592,800              749,750
     7.15% Senior Notes (note 9(f))                                                   150,000              150,000
     7.625% Senior Notes (2001 - U.S. $250.0 million)
          2000 - $250.0 million) (note 9(g))                                          398,200              374,875
     Senior credit facilities (note 9(h))                                             170,000              270,000
     Capital lease obligations (note 9(i))                                             19,591               19,752
     -------------------------------------------------------------------------------------------------------------
                                                                                    4,674,668            3,630,675

     Less current portion of capital lease obligations (note 9(i))                      1,930                2,210
     -------------------------------------------------------------------------------------------------------------
                                                                                   $4,672,738           $3,628,465
     =============================================================================================================

     At December 31, 2001, principal repayments on long-term debt required in the next five years consist of the following:

     -------------------------------------------------------------------------------------------------------------
                                                   2002         2003        2004           2005               2006
     -------------------------------------------------------------------------------------------------------------
     Senior credit facility                         nil     $ 20,400    $149,600
     7.15% Senior Notes                                                  150,000
     7.625% Senior Notes                                                           U.S.$250,000
     7.65% Senior Notes                                                                            U.S. $1,000,000
     =============================================================================================================

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

     (a)  12.0% Senior Notes:

          The Company's 12.0% Senior Notes (the "12.0% Notes") are due on August 15, 2007 and are repayable in the amount of U.S. $250.0 million. The 12.0% Notes are redeemable, at the option of the Company, in whole or in part, on or after August 15, 2002, beginning at 106% of par value and declining to par value in 2005, plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the indenture governing the 12.0% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 12.0% Notes are redeemable at the option of the note holders at a price of 101% of par value, plus accrued and unpaid interest. The 12% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The 12.0% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness.

     (b)  10.75% Senior Discount Notes:

          The Company's 10.75% Senior Discount Notes (the "10.75% Notes") are due November 1, 2007, repayable in the amount of U.S. $170.0 million and bear interest at 10.75% per annum at the issue price of U.S. $592.24 per U.S. $1,000 stated amount at maturity until November 1, 2002. Interest to November 1, 2002 accrues on the issue price but is not payable until maturity. From November 1, 2002, interest at a rate of 10.75% per annum on the stated amount at maturity of the 10.75% Notes, will be payable in cash. The 10.75% Notes are unsecured and rank pari passu with other senior unsubordinated indebtedness of the Company. The 10.75% Notes are redeemable at the option of the Company in whole or in part at any time on or after November 1, 2002, beginning at 105.375% of par value and declining to par value in 2005, plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the Indenture governing the 10.75% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 10.75% Notes are redeemable at the option of the holders at a price of 101% of par value, plus accrued and unpaid interest. The 10.75% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness. The effective interest rate for 2001 was 11.04% (2000 - 11.04%).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

     (c)  9.95% Senior Discount Notes:

          The Company's 9.95% Senior Discount Notes (the "9.95% Notes") are due June 15, 2008, repayable in the amount of U.S. $970.0 million and bear interest at 9.95% per annum at the issue price of U.S. $614.55 per U.S. $1,000 stated amount at maturity until June 15, 2003. Interest to June 15, 2003, accrues on the issue price but is not payable until maturity. Thereafter, interest will be payable in cash. The 9.95% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The 9.95% Notes are redeemable at the option of the Company in whole or in part at any time on or after June 15, 2003 beginning at 104.975% of par value, declining to par value in 2006 plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the Indenture governing the 9.95% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 9.95% Notes are redeemable at the option of the holders at a price of 101% of par value, plus accrued and unpaid interest. The 9.95% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness. The effective interest rate for 2001 was 10.2% (2000 - 10.2%).

     (d)  10.625% Senior Notes:

          The Company's 10.625% Senior Notes (the "10.625% Notes") are due November 1, 2008 and are repayable in the amount of U.S. $225.0 million. At any time on or after November 1, 2003, the 10.625% Notes are redeemable at the option of the Company, in whole or in part, at redemption prices beginning at 105.313% of par value and declining to par in 2006 plus accrued and unpaid interest. In the event of a change in control of the Company, as defined in the Indenture governing the 10.625% Notes, resulting in the Company being owned by an entity other than AT&T Corp., the 10.625% Notes are redeemable at the option of the holders at a price of 101% of par value plus accrued and unpaid interest. The 10.625% Notes are unsecured and rank pari passu with all senior unsubordinated debt of the Company. The 10.625% Note Indenture contains certain covenants, including limits on the incurrence of additional indebtedness or liens, payment of dividends, redemption of shares and certain default provisions, including defaults under other indebtedness.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

     (e)  7.65% Senior Notes:

          The Company's 7.65% Senior Notes (the "7.65% Notes") are due on September 15, 2006 and are repayable in the amount of U.S. $1 billion. The 7.65% Notes are redeemable, in whole or in part, at the option of the Company at a redemption price equal to the greater of
          (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted at a prescribed interest rate to the redemption date on a semi-annual basis plus accrued and unpaid interest, if any, to the date of redemption. Each holder of the 7.65% Notes has the right to require the Company to repurchase all or any part of such holder's 7.65% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.65% Notes, resulting in the Company being owned by an entity other than AT&T Corp., at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The 7.65% Notes are unsecured, subordinated to all existing and future secured indebtedness of the Company and rank pari passu to existing unsecured indebtedness. The Indenture covering the 7.65% Notes contains certain covenants including limits on sale/leaseback transactions or liens, the ability to subordinate certain intercompany debt and the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain default provisions, including defaults under other indebtedness.

     (f)  7.15% Senior Notes:

          The 7.15% Senior Notes (the "7.15% Notes") are due September 23, 2004 and are repayable in the amount of $150 million. Each holder of the 7.15% Notes has the right to require the Company to repurchase all or any part of such holder's 7.15% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.15% Notes, resulting in the Company being owned by an entity other than AT&T Corp., at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 7.15% Notes are unsecured and rank pari passu with other unsubordinated senior debt of the Company. The Indenture covering the 7.15% Notes contains certain covenants, including limits on sale/leaseback transactions, the incurrence of certain liens, the ability to subordinate certain intercompany debt and the ability to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain default provisions, including defaults under other indebtedness.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

     (g)  7.625% Senior Notes:

          The Company's 7.625% Senior Notes (the "7.625% Notes") are due March 15, 2005 and are repayable in the amount of U.S. $250.0 million. The 7.625% Notes are redeemable, in whole or in part, at the option of the Company at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted at a prescribed interest rate to the redemption date on a semi-annual basis plus accrued and unpaid interest, if any, to the date of redemption. Each holder of the 7.625% Notes has the right to require the Company to repurchase all or any part of such holders' 7.625% Notes in the event of a change in control of the Company, as defined in the Indenture governing the 7.625% Notes, resulting in the Company being owned by an entity other than AT&T Corp., at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. The 7.625% Notes are unsecured, subordinated to all existing and future secured indebtedness of the Company and rank pari passu to existing unsecured indebtedness. The Indenture covering the 7.625% Notes contains certain covenants, including limits on sale/leaseback transactions or liens, the ability to subordinate certain intercompany debt and the ability of the Company to consolidate or merge with or into or transfer all or substantially all of its assets to another entity, and certain default provisions, including defaults under other indebtedness.

     (h)  Senior Credit Facility ("Facility"):

          At December 31, 2001, the Company had a credit agreement ("Credit Agreement") with a syndicate of financial institutions to provide the Company with the following:

               (i) a revolving term facility to a maximum of $525 million (or the equivalent U.S. dollar amount thereof) to be used to refinance vendor financing indebtedness in the amount of up to 90% of the cost of telecommunication assets, as defined, acquired by the Company; and

              (ii) an operating facility to a maximum of $75 million (or the equivalent U.S. dollar amount thereof) to be used for working capital and general corporate purposes, of which $25 million is available for letters of credit and $10 million is available as a swingline credit line.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

          Outstanding principal amounts under the Facility bear interest at the Canadian prime rate, the LIBOR rate or the market rate for bankers' acceptances, as applicable, plus an Applicable Margin, as defined, which is based on the Company' s corporate credit rating. The Facility is secured by all of the assets of the Company and may be drawn at any time by the Company subject to compliance with the terms of the Facility. The revolving term facility has scheduled principal repayments, including accrued interest, which begin on a quarterly basis on September 30, 2003 through March 31, 2004, when the Facility expires. The operating facility is due in full on March 31, 2004. The Facility includes several financial and other covenants, such as restrictions on the Company's ability to create additional indebtedness, permit or incur liens, sell assets, make investments or pay dividends. Events of default under the Facility include defaults under other indebtedness, non-compliance with the above mentioned covenants, receipt of an opinion rendered on its financial statements by independent auditors with an impermissible qualification (as defined in the Credit Agreement), and in certain circumstances change in control of the Company, resulting in the Company being owned by an entity other than AT&T Corp. as defined in the Credit Agreement.

          During 2001, the Company repaid $240 million and $10 million of the revolving term facility and the operating facility, respectively, and drew $150 million under the revolving term facility.

          The financial covenants include the maintenance of certain prescribed levels of Consolidated Senior Debt to Total Capitalization and Minimum Consolidated EBITDA and effective June 30, 2003, Consolidated Senior Debt to Consolidated EBITDA and Consolidated EBITDA to Consolidated Cash Debt Service, all as defined. The Company is currently in compliance with all covenants under the facilities.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

          On May 1, 2002, the Credit Agreement was amended, reducing the total facility from $600 million to $400 million. The total amount drawn on May 1, 2002 was $200 million. The revolving term facility component was reduced to $325 million from $525 million. The $75 million operating facility component was unchanged. Further draws are permitted as follows: $100 million is available under the revolving term facility upon delivery of a business plan, following the release of the CRTC "price cap" decision, that demonstrated compliance with covenants under the Senior Credit Facility and is approved by lenders representing two-thirds of the amount committed, and, a further
          $100 million is available under the revolving term facility upon the approval of each lender. The amendment also requires that the Company unwinds a sufficient amount of its cross-currency interest rate swaps to generate cash proceeds of at least $100 million, which will be used to fund the Company's capital expenditure program. Under the amendment, the maximum allowable out-of-the-money-mark-to-market position on the Company's hedged position has been set at $100 million. The Company believes that the disclosure in note 2 to these consolidated financial statements does not constitute an impermissible qualification under the Credit Agreement and the lenders have agreed not to assert or otherwise claim that such disclosure constitutes an impermissible qualification for the 2001 consolidated financial statements. This amendment does not affect the interpretation by either the Company or the lenders of the definition of impermissible qualification in any future period.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

9.   LONG-TERM DEBT (CONTINUED):

     (i)  Capital lease obligations:

          The following is a schedule, by year, of the future minimum lease payments for capital leases, together with the balance of the obligation, as at December 31, 2001:

          ----------------------------------------------------------------------------------
          2002                                                                       $ 3,118
          2003                                                                         2,287
          2004                                                                         1,980
          2005                                                                         1,885
          2006                                                                         1,850
          2007 and thereafter                                                         20,350
          ----------------------------------------------------------------------------------

          Total minimum lease payments                                                31,470

          Less imputed interest at rates varying from 3.9% to 11.8%                   11,879
          ----------------------------------------------------------------------------------

          Balance of the obligations                                                  19,591

          Less current portion                                                         1,930
          ----------------------------------------------------------------------------------
                                                                                     $17,661
          ==================================================================================

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

--------------------------------------------------------------------------------

10.  MINORITY INTEREST:

     The minority interest arose primarily from the June 1, 1999 acquisition by AT&T Corp., of approximately 31% of the Company's operating subsidiary, AT&T Canada Corp. The losses of AT&T Canada Corp. have drawn down the minority interest balance to nil. In accordance with generally accepted accounting principles, losses in excess of the minority interest balance are charged against the majority interest. When future earnings materialize, the majority interest will be credited for those earnings up to the amount of the losses previously absorbed. As at December 31, 2001, the amount of the losses absorbed was $247.9 million.

11.  SHARE CAPITAL:

     (a)  Authorized:

          Common: Unlimited number of convertible Class A Voting Shares without nominal or par value, each Class A Share has one vote, and unlimited number of Class B Non-Voting Shares without nominal or par value. Other than with respect to voting rights and conversion rights, the two classes of common shares have identical rights. Each Class A Voting Share may, under certain circumstances at the option of the holder, be converted into one Class B Non-Voting Share. Each Class B Non-Voting Share may, under certain circumstances at the option of the holder, be converted into one Class A Voting Share. The holders of Common Shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the Preferred Shares. The holders of Common Shares are also entitled to participate equally in the event of liquidation of the Company, subject to the rights of the holders of the Preferred Shares.

          Preferred: Unlimited number of Non-Voting Preferred Shares without nominal or par value. The Preferred Shares may be issued in one or more series. The Board of Directors of the Company may fix the number of shares in each series and designate rights, privileges, restrictions, conditions and other provisions. The Preferred Shares shall be entitled to preference over any other shares of the Company with respect to the payment of dividends and in the event of liquidation of the Company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.  SHARE CAPITAL (CONTINUED):

          Upon all the restrictions of the foreign ownership of voting shares being removed by an amendment to the Telecommunications Act, the Class B Non-Voting Shares shall be converted into Class A Voting Shares on a one-for-one basis.

     (b)  Outstanding:

          COMMON SHARES

          -----------------------------------------------------------------------------------------------------
                                                                     Number of shares (000' s)
          -----------------------------------------------------------------------------------------------------
          Class                                         Voting A     Non-Voting B     Non-Voting C       Total
          -----------------------------------------------------------------------------------------------------
          Balances, January 1, 1999                     155          45,084                 325         45,564
          Issued - options                                -           1,115                   -          1,115
          Issued for acquisitions                         -             220                   -            220
          Issued - warrants (note 11(c)(i))               -             172                   -            172
          Conversion (note 11(b)(i))                      -             325                (325)             -
          Share split (note 11(b)(ii))                  155          46,645                   -         46,800
          -----------------------------------------------------------------------------------------------------

          Balances, December 31, 1999                   310          93,561                   -         93,871
          Issued - options (note 11(d))                   -           1,959                   -          1,959
          Issued for acquisitions (note 3(f))             -             769                   -            769
          Issued - warrants (note 11(c)(i))               -             155                   -            155
          Issued - other (note 11(e))                     -              40                   -             40
          -----------------------------------------------------------------------------------------------------

          Balances, December 31, 2000                   310          96,484                   -         96,794
          Issued - options (note 11(d))                   -           2,097                   -          2,097
          Issued for acquisitions (note 3(b))             -             967                   -            967
          Issued - warrants (note 11(c)(i))               -             121                   -            121
          Issued - other (note 11(e))                     -              27                   -             27
          -----------------------------------------------------------------------------------------------------
          Balances, December 31, 2001                   310          99,696                   -        100,006
          =====================================================================================================

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.  SHARE CAPITAL (CONTINUED):

          COMMON SHARES

          -------------------------------------------------------------------------------------------------------
                                                                         Amounts (000' s)
          -------------------------------------------------------------------------------------------------------
          Class                                          Voting A    Non-Voting B      Non-Voting C        Total
          -------------------------------------------------------------------------------------------------------
          Balances, January 1, 1999                      $ 416        $  926,273         $ 1,363      $  928,052
          Issued - options                                   -            16,283               -          16,283
          Issued for acquisitions                            -            10,745               -          10,745
          Issued - warrants (note 11(c)(i))                  -             1,617               -           1,617
          Conversion (note 11(b)(i))                         -             1,363          (1,363)              -
          -------------------------------------------------------------------------------------------------------

          Balances, December 31, 1999                      416           956,281               -         956,697
          Issued - options (note 11(d))                      -            33,629               -          33,629
          Issued for acquisitions (note 3(f))                -            45,385               -          45,385
          Issued - warrants (note 11(c)(i))                  -               620               -             620
          Issued - other (note 11(e))                        -             2,734               -           2,734
          -------------------------------------------------------------------------------------------------------

          Balances, December 31, 2000                      416         1,038,649               -       1,039,065
          Issued - options (note 11(d))                      -            48,244               -          48,244
          Issued for acquisitions (note 3(b))                -            44,666               -          44,666
          Issued - warrants (note 11(c)(i))                  -               483               -             483
          Issued - other (note 11(e))                        -             1,206               -           1,206
          -------------------------------------------------------------------------------------------------------
          Balances, December 31, 2001                    $ 416        $1,133,248         $     -      $1,133,664
          =======================================================================================================

          (i)  Share conversion:

               In accordance with the plan of arrangement described in note 3(h), the 325,000 Class C Non-Voting Shares were converted into Class B Non-Voting Shares.

         (ii)  Share split:

               On October 14, 1999, the Board of Directors and voting shareholders of the Company approved the subdivision on a two-for-one basis of the issued and outstanding Class A Voting Shares and Class B Non-Voting Shares of the Company.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.  SHARE CAPITAL (CONTINUED):

     (c)  Warrants:

          -----------------------------------------------------------------------------
                                                         Number               Amount
                                                       (000' s)             (000' s)
          -----------------------------------------------------------------------------
          Balances, January 1, 1999                     250                  $ 3,429
          Exercised for shares                         (118)                  (1,617)
          -----------------------------------------------------------------------------

          Balances, December 31, 1999                   132                    1,812
          Exercised for shares                          (45)                    (620)
          -----------------------------------------------------------------------------

          Balances, December 31, 2000                    87                    1,192
          Exercised for shares                          (35)                    (483)
          -----------------------------------------------------------------------------
          Balances, December 31, 2001                    52                  $   709
          =============================================================================

          (i)  Warrants:

               Warrants entitle the holder thereof to acquire 3.429 Class B Non-Voting Shares at an exercise price of U.S. $0.01 expiring August 15, 2007. The warrants were issued as part of the issue of the 12% Senior Notes described in note 9(a) and the amount of $3.4 million reflects the valuation of the warrants on the issue date.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.  SHARE CAPITAL (CONTINUED):

     (d)  Share purchase options:

          The Board of Directors has established two stock option plans under which options to purchase Class B Non-Voting Shares are granted to directors, officers and employees of the Company. Pursuant to the stock option plans, 17.5 million Class B Non-Voting Shares have been reserved for options. These options were granted at exercise prices estimated to be at least equal to the fair value of Class B Non-Voting Shares, vest over a three-year period and generally expire five years from the date of grant. The option information below has been retroactively restated to reflect the two-for-one share split that occurred in 1999:

          ---------------------------------------------------------------------------------------------------
                                                                       Exercise              Weighted
                                                    Number of          prices                average
                                                    shares             per share             exercise price
          ---------------------------------------------------------------------------------------------------
                                                    (000' s)
          Outstanding, January 1, 1999               6,426                                    $ 10.60
          Granted                                    6,109           $ 23.75 to 58.25           40.52
          Cancelled                                   (570              2.25 to 56.50           31.93
          Exercised                                 (1,946)             0.50 to 23.75            7.42
          ---------------------------------------------------------------------------------------------------

          Outstanding, December 31, 1999            10,019              2.25 to 58.25           28.17
          Granted                                    3,760             42.70 to 90.00           56.28
          Cancelled                                 (1,342)             2.25 to 90.00           47.97
          Exercised                                 (1,959)             0.50 to 45.10           17.19
          ---------------------------------------------------------------------------------------------------

          Outstanding, December 31, 2000            10,478              2.25 to 90.00           37.80
          Granted                                      996             44.20 to 47.96           45.67
          Cancelled                                   (587)            14.00 to 90.00           49.42
          Exercised                                 (2,097)             2.25 to 45.10           22.79
          ---------------------------------------------------------------------------------------------------
          Outstanding, December 31, 2001             8,790              2.25 to 90.00           41.39
          ===================================================================================================

          At December 31, 2001, 4.9 million options (2000 - 4.2 million; 1999
          - 2.6 million) were exercisable at a weighted average exercise price of $35.80 per share (2000 - $22.83; 1999 - $11.00).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------


11.  SHARE CAPITAL (CONTINUED):

          The following table summarizes information concerning options outstanding at December 31, 2001:

          ---------------------------------------------------------------------------------------------------------------
                                            Options outstanding (000' s)                    Options exercisable (000' s)
          ---------------------------------------------------------------------------------------------------------------
                                                       Weighted
                                                        average             Weighted                          Weighted
          Range of                                    remaining              average                           average
          exercise                   Number    contractual life             exercise           Number         exercise
          prices                outstanding             (years)                price      exercisable            price
          ---------------------------------------------------------------------------------------------------------------
          $ 0.00 -  9.00            247                  0.3                 $ 3.79              247           $ 3.79
          $ 9.01 - 18.00          1,117                  0.5                  12.96            1,117            12.96
          $18.01 - 27.00            226                  1.1                  21.43              212            21.28
          $27.01 - 36.00             29                  2.1                  27.72               15            27.73
          $36.01 - 45.00          3,213                  2.4                  41.51            2,054            41.40
          $45.01 - 54.00          2,764                  3.3                  48.78              821            49.82
          $54.01 - 63.00            509                  3.3                  56.32              179            56.31
          $63.01 - 72.00            606                  2.7                  65.58              271            65.43
          $72.01 - 81.00             26                  3.0                  74.74                9            74.61
          $81.01 - 90.00             53                  2.9                  85.56               21            85.54
          ===============================================================================================================

     (e)  Employee Share Ownership Plan:

          The Employee Share Ownership Plan offers all full-time permanent employees the opportunity to purchase securities of the Company. Employees may contribute between 1% and 5% of their salary to buy units in a single stock mutual fund, the Company's Stock Fund, which in turn holds only Class B Non-Voting Shares. The Company contributes the equivalent of 25% of participant contributions per quarter. The Company's contributions are made through the issuance of Class B Non-Voting Shares from treasury. 200,000 Class B Non-Voting Shares have been authorized for issuance for this purpose. In 2001, the Company issued 26,592 shares (2000 - 40,253) under the plan.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

11.  SHARE CAPITAL (CONTINUED):

     (f)  Diluted weighted average shares outstanding:

          Effective January 1, 2001, the Company adopted retroactively the treasury stock method of calculating diluted earnings per share in accordance with HB 3500. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options and warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period.

          The change in the method of calculation of loss per share did not impact basic and diluted loss per share for 2001, 2000 and 1999.

          As a result of net losses for the years ended December 31, 2001, 2000 and 1999, respectively, the effect of converting stock options, warrants and other contingent consideration has not been included in the calculation of diluted loss per common share because to do so would have been anti-dilutive.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

12.  INTEGRATION COSTS, PROVISION FOR RESTRUCTURING AND WORKFORCE REDUCTION
     COSTS:

     (a)  Integration costs and provision for restructuring:

          During 1999, the Company incurred integration costs and recorded a provision for restructuring and asset write-downs aggregating $157.8 million as a result of implementing certain initiatives required in order to consolidate the operations of the Company with those of AT&T LDS and ACC. The amounts were comprised of the following:

          --------------------------------------------------------------------------------------
          Integration costs (note 12(a)(i))                                            $ 24,400
          Provision for restructuring (note 12(a)(ii))                                   97,804
          Write-down of carrying value of certain assets (note 12(a)(iii))               35,586
          --------------------------------------------------------------------------------------
          Total provision                                                              $157,790
          ======================================================================================

          (i) The Company incurred integration costs associated with consolidating office locations, interconnecting networks and consolidating systems and network operations of the Company and AT&T LDS and ACC.

         (ii) The provision for restructuring included amounts principally for employee severance and lease and other contract cancellation costs.

               The lease and other contract cancellation costs of $48.9 million related to excess space in various leased premises and to penalties incurred in connection with the termination of contracts with various resellers and alternate access facility providers.

        (iii) As a result of consolidating its operations, the Company identified certain capital assets which would not be used in the consolidated operations and the carrying value of these assets was no longer supported by future cash flows. Accordingly, these capital assets were written down to their net recoverable values.

               2000 included a reversal of $10.2 million, the provision deemed no longer required, as a result of negotiation of lower expenditures than originally anticipated and the impact of changes in the real estate market that made it uneconomical to exit certain properties.

               During 2001, the outstanding balance of $22.2 million as at December 31, 2000 was substantially drawn down through payments related to lease contract penalties and settlement of lawsuits. The related activities have been completed.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

12. INTEGRATION COSTS, PROVISION FOR RESTRUCTURING AND WORKFORCE REDUCTION COSTS (CONTINUED):

     (b)  Workforce reduction costs:

          During 2001, management approved and carried out a workforce reduction plan and recorded a provision of $21.9 million for severance and benefits related to the termination of approximately 650 personnel, achieved through terminations, attrition and non-renewal of contract personnel. The personnel terminated were from various areas across the Company, including marketing, network services, customer service, Internet and E-Business solutions services and administration. The Company had substantially completed the terminations as at December 31, 2001. The remaining liability balance of $6.2 million at December 31, 2001 represents salary continuance payments in accordance with the employee termination agreements.

13.  OTHER INCOME (EXPENSE):

          -------------------------------------------------------------------------------------------------
                                                                     2001             2000            1999
          -------------------------------------------------------------------------------------------------
          Gain on disposition of STOC (note 3(g))                 $     -         $ 13,011          $    -
          Loss on disposition of certain call centres
             (note 3(a))                                           (8,894)               -               -
          Other                                                       274              728           1,998
          -------------------------------------------------------------------------------------------------
                                                                  $(8,620)        $ 13,739          $1,998
          =================================================================================================

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________


14.  INCOME TAXES:

     The Company uses the liability method of accounting for income taxes. The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

                                                                                 2001                 2000
                                                                               ----------           ---------
     Future tax assets:
     Future income tax deductions                                 $               56,244        $      51,084
     Operating loss carryforwards                                                794,172              840,220
     Deferred foreign exchange                                                    26,829                5,113
                                                                               ----------           ---------
     Total future tax assets                                                     877,245              896,417

     Future tax liabilities:
     Deferred pension asset                                                      (14,748)              (4,050)
     Debt and share issue costs                                                   (6,717)              (3,572)
     Tax depreciation claimed in excess of depreciation booked                  (119,926)             (99,816)
                                                                               ----------           ---------
     Total future tax liabilities                                               (141,391)            (107,438)
                                                                               ----------           ---------
                                                                                 735,854              788,979
     Valuation allowance                                                        (735,854)            (788,979)
                                                                               ----------           ---------
     Net future income tax assets                                 $                    -        $           -
                                                                               ----------           ---------
                                                                               ----------           ---------

     The reconciliation of the tax provision for income taxes, which consists only of current taxes, to amounts computed by applying federal and provincial tax rates to loss before minority interest and provision for income taxes is as follows:


                                                        2001                          2000                        1999
                                           -------------------------       ------------------------      -----------------------
Computed at combined statutory rate        $   (303,107)     41.80 %       $ (270,481)      43.50 %      $  (56,152)     45.00 %
Tax effect of:
Expenses not deductible for
   income tax purposes                           47,762      (6.60)%           43,058       (6.90)%           9,914      (7.94)%
Income not taxable for
   income tax purposes                             (891)      0.10 %           (1,867)       0.30 %        (207,913)    166.62 %
Large Corporations Tax                            7,965      (1.10)%            5,686       (0.90)%           4,964      (3.98)%
Change in valuation allowance                   256,236     (35.30)%          229,290      (36.90)%         254,151    (203.68)%
                                           -------------------------       ------------------------      -----------------------
                                           $      7,965      (1.10)%       $    5,686       (0.90)%      $    4,964      (3.98)%
                                           -------------------------       ------------------------      -----------------------
                                           -------------------------       ------------------------      -----------------------


AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



14. INCOME TAXES (CONTINUED):

       At December 31, 2001, the Company has non-capital losses of approximately $2.468 billion, available to reduce future years' taxable income, which expire as follows:

       2002                                                           $  22,500
       2003                                                             204,700
       2004                                                             222,200
       2005                                                             309,700
       2006                                                             171,600
       2007                                                             599,900
       2008                                                             582,400
       2009                                                             354,500


       Certain amendments to tax filings may be made to avoid the expiry of losses that would otherwise expire in 2002.


15. EMPLOYEE BENEFITS:

       The Company provides a number of retirement benefits, including defined benefit plans, providing pension, other retirement and post-employment benefits to most of its employees.

       (a) The total expense (income) for the Company's defined benefit plans is as follows:

                                                       2001               2000                1999
                                                    ----------         ----------          ----------

       Plans providing pension benefits             $  (26,860)           $ 5,627             $ 3,578
       Plans providing other benefits                      505                474                 576


       The average remaining service periods of the active employees covered by the pension plans range from 10 to 14 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 13 years.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



15. EMPLOYEE BENEFITS (CONTINUED):

           Information about the Company's defined benefit plans as at December 31, 2001 and 2000, in aggregate, is as follows:

                                                            2001                            2000
                                            --------------------------------   -------------------------------
                                                   Pension            Other            Pension           Other
                                             benefit plans    benefit plans      benefit plans   benefit plans
                                            --------------------------------   -------------------------------
Accrued benefit obligation:
  Balance, beginning of year                   $   477,665          $  5,390       $  443,824       $ 5,965
  Interest cost                                     34,158               379           33,218           353
  Actuarial loss (gain)                             46,514               374           32,146        (1,012)
  Current service cost                               7,543               227            6,769           213
  Employees' contributions                           2,867                 -            2,397             -
  Plan amendments                                    4,711                 -            1,031             -
  Benefits paid                                    (38,349)             (192)         (37,320)         (129)
  Settlements                                            -                 -           (4,400)            -
  Curtailment loss (gain)                              366               (26)               -             -
                                             --------------        ------------      -----------   -----------
Balance, end of year                           $   535,475          $  6,152       $  477,665        $5,390
                                             --------------        ------------      -----------   -----------
                                             --------------        ------------      -----------   -----------

Plan assets:
  Fair value, beginning of year                $   541,237          $      -       $  528,069        $    -
  Actual return on plan assets                     (24,716)                -           44,953             -
  Employer contributions                             7,688               192            7,538           129
  Employees' contributions                           2,867                 -            2,397             -
  Benefits paid                                    (38,349)             (192)         (37,320)         (129)
  Settlements                                            -                 -           (4,400)            -
                                             --------------        ------------      -----------   -----------
Fair value, end of year                        $   488,727          $      -       $  541,237       $     -
                                             --------------        ------------      -----------   -----------
                                             --------------        ------------      -----------   -----------


                                                             2001                            2000
                                            --------------------------------   -------------------------------
                                                   Pension            Other            Pension           Other
                                             benefit plans    benefit plans      benefit plans   benefit plans
                                            --------------------------------   -------------------------------
Funded status - plan surplus
  (deficit)                                    $   (46,748)         $ (6,152)       $  63,572       $(5,390)

Unrecognized actuarial loss (gain)                  87,110            (1,061)         (21,940)       (1,510)
Unrecognized prior service costs                     4,812                 -              928             -
                                             --------------        ------------      -----------   -----------

Accrued benefit asset (liability)                   45,174            (7,213)          42,560        (6,900)
Valuation allowance (note 15(b))                         -                 -           31,934)            -
                                             --------------        ------------      -----------   -----------
Accrued benefit asset (liability),
  net of valuation allowance                   $    45,174           $(7,213)       $  10,626    $   (6,900)
                                             --------------        ------------      -----------   -----------
                                             --------------        ------------      -----------   -----------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



15. EMPLOYEE BENEFITS (CONTINUED):

           The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as of December 31, 2001 and 2000):

                                                            2001                               2000
                                            --------------------------------   -------------------------------
                                                   Pension            Other            Pension           Other
                                             benefit plans    benefit plans      benefit plans   benefit plans
                                            --------------------------------   -------------------------------

Discount rate                                6.50%                  6.50%         7.00%                  7.00%
Expected long-term rate of return
  on plan assets                             8.00%                    -           8.00%                      -
Rate of compensation increase                3.50%                    -           3.50%                      -
                                            --------------------------------   -------------------------------
                                            --------------------------------   -------------------------------


           The Company's net benefit plan expense for the year ended December 31, 2001 and 2000 is as follows:

                                                            2001                               2000
                                            --------------------------------   -------------------------------
                                                   Pension            Other            Pension           Other
                                             benefit plans    benefit plans      benefit plans   benefit plans
                                            --------------------------------   -------------------------------

Current service cost                         $      7,543      $   227        $     6,769       $   213
Interest cost                                      34,158          379             33,218           353
Expected return on plan assets                    (38,711)           -            (37,397)            -
Prior service costs amortization                      574            -                103             -
Valuation allowance (reversed)
  provided against accrued
  benefit asset (note 15(b))                      (31,934)           -              2,937             -
Actuarial gain recognized                             (24)         (75)                (3)          (92)
Curtailment loss                                    1,534          (26)                 -             -
                                            --------------------------------   -------------------------------
Net benefit plan expense (income)            $    (26,860)     $   505        $     5,627       $   474
                                            --------------------------------   -------------------------------
                                            --------------------------------   -------------------------------


       (b) Change in valuation allowance:

           An accrued benefit asset arises when the accumulated cash contributions to a pension plan exceed the accumulated pension expense. The accrued benefit asset on an employer's books is comprised of two components:

           (i) plan surplus (i.e., the excess of the fair value of the plan assets over the accrued benefit obligation of the plan); and

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
______________________________________________________________________________



15. EMPLOYEE BENEFITS (CONTINUED):

           (ii) net unrecognized (gains) losses (i.e., the sum of the unamortized past service costs, actuarial (gains) and losses and any transitional (asset) or transitional obligation).

           The expected future benefit from a surplus is generally the present value of employer contribution holidays expected in future years. However, if there is a net unrecognized loss, the accrued benefit asset will be expected to decrease over time due to the amortization of the net unrecognized loss. As a result, the accrued benefit asset on an employer's books cannot exceed the sum of the expected employer future benefit and any net unrecognized losses. When the accrued benefit asset first exceeds the limit, a valuation allowance is established in order to keep the accrued benefit asset on an employer's books at the limit. In future accounting periods, any change in the valuation allowance is recorded through the consolidated statements of operations.

           At December 31, 2000, the accrued benefit asset relating to the Company's defined benefit pension plans was affected by the limit and contained a cumulative valuation allowance of $31.9 million. The impact of negative returns on plan assets in the Company's defined benefit pension plans has been an elimination of the pension surplus and generation of unamortized losses at December 31, 2001. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance and a credit to the pension expense amount of the Company. The impact of the above is that the valuation allowance of $31.9 million is no longer required and has been recognized into income in 2001.


16. FINANCIAL INSTRUMENTS:

    (a)     Fair values of financial assets and liabilities:

            The fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued interest payable approximate their carrying values due to the short-term nature of these instruments.

            The fair value of long-term debt, including the attached warrants, at December 31, 2001, was approximately $3,022.1 million (2000 - $3,440.9 million), based on current trading values.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------


16. FINANCIAL INSTRUMENTS (CONTINUED):

           The fair value of foreign currency options, cross currency swaps and forward contracts at December 31, 2001 was approximately $138.8 million (2000 - $84.5 million), which includes the net fair value of the options monetized in November 2001 of $(2.1) million, based on current trading values, as further described in note 16(b)).

       (b) Foreign currency risk:

           The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated debt, cash and short-term deposits. For the year ended December 31, 2001, the Company held the following financial instruments to hedge the following financings:

-----------------------------------------------------------------------------------------------------------
                                  Foreign                         Foreign           Canadian
                                 currency                        exchange         equivalent
                 Financial     obligation                           rates      interest rate           Fair
      Debt     instruments       notional       Maturity         weighted           weighted         market
instrument            type          value           date          average            average          value
-----------------------------------------------------------------------------------------------------------
                            (In millions)                                                     (In millions)

    10.75%           Cross
     Notes        currency                   November 1,     Cdn. $1.5702
                     swaps    U.S. $170.0           2007    to U.S. $1.00             11.24%       $  (2.8)

     9.95%           Cross
     Notes        currency                      June 15,     Cdn. $1.5276
                     swaps    U.S. $970.0           2008    to U.S. $1.00              9.73%        $  71.5

     7.65%           Cross
     Notes        currency                  eptember 15,     Cdn. $1.4977
                     swaps    U.S. $500.0           2006    to U.S. $1.00              7.72%        $  47.4

    7.625%           Cross
     Notes        currency                     March 15,     Cdn. $1.5489
                     swaps    U.S. $250.0           2005    to U.S. $1.00              7.87%        $   5.7

       12          Forward
     Notes        exchange                  February 28,     Cdn. $1.5532
                  contract    U.S. $250.0           2002    to U.S. $1.00                n/a        $  10.1

   10.625%         Forward
     Notes        exchange                  February 28,     Cdn. $1.5532
                  contract    U.S. $225.0           2002    to U.S. $1.00                n/a        $   9.0
-----------------------------------------------------------------------------------------------------------
                                                                                                    $ 140.9
-----------------------------------------------------------------------------------------------------------


AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------


16. FINANCIAL INSTRUMENTS (CONTINUED):

            Additional financial instruments:

            In addition to the financial instruments stated above, as at December 31, 2001, the Company held the following foreign currency options:

            A foreign currency option that allows the Company to acquire U.S. $85.0 million at an exchange rate equal to the lesser of (i) the October 31, 2002 spot exchange rate or (ii) Cdn. $1.435 to U.S. $1.00 on November 1, 2002; or on November 1, 2002 to enter a cross currency swap which will have the effect of acquiring the U.S. dollar-denominated interest payments relating to the 10.75% Notes from May 1, 2003 to November 1, 2007 at a rate of 11.25% on the notional Canadian dollar principal amount.

            A foreign currency option that allows the Company to acquire U.S. $122.0 million at an exchange rate equal to (i) the lesser of the June 15, 2003 spot exchange rate or (ii) Cdn. $1.515 to U.S. $1.00 on June 15, 2003; or on June 15, 2003, to enter into a cross currency swap, which will have the effect of acquiring the U.S. dollar-denominated interest payments relating to the 9.95% Notes from December 15, 2003 to June 15, 2008 at a rate of 10.45% on the notional Canadian dollar principal amount.

            In November 2001, the Company monetized the above foreign currency options by entering into foreign currency options with other counterparties containing terms that exactly offset the above foreign currency options for total proceeds of $26.7 million. As at December 31, 2001, the fair value of all the foreign currency options was $(2.1) million (comprising assets of $28.1 million offset by liabilities of $30.2 million).

            Monetization of swaps:

            In 2001, the Company monetized certain foreign currency options, including those mentioned above, cross currency swaps and a forward contract with a notional value totalling U.S. $1,415.4 million for total proceeds of $150.7 million. These hedges were replaced with new cross currency swaps and forward contracts at current market rates with a notional value totalling U.S. $1,420.4 million. The net deferred gain of $33.6 million will be recognized in earnings over the remaining term of the underlying debt for which the derivatives were designated as cash flow hedges. The unamortized balance of the premiums paid for the foreign currency options that were monetized has been netted against the gain. As at December 31, 2001, the Company recognized $4.3 million of the net deferred gain in earnings.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

-------------------------------------------------------------------------------

16. FINANCIAL INSTRUMENTS (CONTINUED):

            In the May 1, 2002 amendment to its Credit Facility, the Company agreed to unwind a sufficient amount of its cross-currency interest rate swaps to generate cash proceeds of at least $100 million (see note 9(h)).

            As at December 31, 2000, the Company held the following financial instruments:

-----------------------------------------------------------------------------------------------------------
                                  Foreign                          Foreign           Canadian
                                 currency                         exchange         equivalent
                 Financial     obligation                            rates      interest rate          Fair
      Debt     instruments       notional        Maturity         weighted           weighted        market
instrument            type          value            date          average            average         value
-----------------------------------------------------------------------------------------------------------
                            (In millions)                                                     (In millions)


    10.75%         Foreign                         Option
     Notes        currency                    October 31,
                   options    U.S. $170.0            2002
                                                    Swap:
                                              November 1,      Cdn. $1.4350
                                                     2007     to U.S. $1.00            11.25%       $ 23.9

     9.95%         Foreign                         Option
     Notes        currency                       June 15,
                   options    U.S. $244.1      2003 Swap:
                                                 June 15,      Cdn. $1.5150
                                                     2008     to U.S. $1.00            10.45%       $  7.4

     9.95%           Cross
     Notes        currency                       June 15,      Cdn. $1.5034
                     swaps    U.S. $725.9            2008     to U.S. $1.00             9.36%        $  4.3


     7.65%           Cross
     Notes        currency                  September 15,      Cdn. $1.4740
                     swaps    U.S. $500.0            2006     to U.S. $1.00             7.40%        $ 12.4

    7.625%           Cross
     Notes        currency                      March 15,      Cdn. $1.4575
                     swaps    U.S. $250.0            2005     to U.S. $1.00             6.86%        $ 18.5

   12% and         Forward
   10.625%        exchange                    January 31,      Cdn. $1.4602
     Notes        contract    U.S. $450.0            2001     to U.S. $1.00               n/a        $ 18.0
-----------------------------------------------------------------------------------------------------------

                                                                                                     $ 84.5
-----------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999

------------------------------------------------------------------------------


16. FINANCIAL INSTRUMENTS (CONTINUED):

       (c) Interest rate risk:

           The following table summarizes the Company's exposure to interest rate risk.

-------------------------------------------------------------------------------------------------------
                                                     Fixed interest rate maturing within
-------------------------------------------------------------------------------------------------------
                                       Floating                                  After     Non-interest
2001                                       rate     1 year     1 - 5 years     5 years          bearing
-------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:

Cash and cash equivalents             $ 537,294       $  -            $  -        $  -             $  -
Accounts receivable                           -          -               -           -           70,640

FINANCIAL LIABILITIES:

Current liabilities                           -      1,930               -           -          406,108
Long-term debt                          170,000          -       2,145,334   2,357,404                -
-------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------
                                                     Fixed interest rate maturing within
-------------------------------------------------------------------------------------------------------
                                       Floating                                  After     Non-interest
2001                                       rate     1 year     1 - 5 years     5 years          bearing
-------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:

Cash and cash equivalents             $  68,587    $     -         $     -  $        -        $       -
Accounts receivable                           -          -               -           -          258,425

FINANCIAL LIABILITIES:

Current liabilities                           -      2,210               -           -          411,436
Long-term debt                          270,000          -         542,417   2,816,048                -
-------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999



16. FINANCIAL INSTRUMENTS (CONTINUED):

       (d) Credit risk:

           The Company's financial instruments that are exposed to credit risk are cash and cash equivalents, accounts receivable and financial instruments used for hedging purposes. Cash and cash equivalents, which consist of investments in highly liquid, highly secure money market instruments, are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services. Credit risk on hedging instruments is limited as these transactions are only entered into with highly rated bank counterparties.

17. SEGMENTED INFORMATION:

           The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on its products.

           Revenue by product is as follows:

-------------------------------------------------------------------------------------------------
                                                            2001             2000            1999
-------------------------------------------------------------------------------------------------
Data                                                $    485,031      $   465,407       $ 282,273
Local                                                    209,207          177,424          93,379
Internet and E-Business solutions                        171,852          129,865          52,471
Other                                                    20,843           32,643           37,407
                                                         886,933          805,339         465,530

Long distance                                            657,788          700,039         401,191

                                                    $  1,544,721      $ 1,505,378       $ 866,721
-------------------------------------------------------------------------------------------------

           During the years ended December 31, 2001, 2000 and 1999, no customers of the Company individually represented more than 10% of the Company's revenue.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


18.    RELATED PARTY TRANSACTIONS:

       Services are exchanged between the Company and its shareholders and certain of their subsidiaries. These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

       Transactions with the above related parties were as follows:

                                        2001                    2000                  1999
                                        ----                    ----                  ----
       Revenue                        $ 146,759              $ 114,278             $ 49,584
       Expenses                         100,900                117,173               84,928

       Amounts due from and to the above related parties are as follows:

                                                                2001                 2000
                                                                ----                 ----
       Accounts receivable                                    $ 14,958             $ 14,265
       Accounts payable                                         22,297               26,772

19.    RECONCILIATION OF CHANGE IN NON-CASH WORKING CAPITAL:

       The change in non-cash working capital consists of the following:

                                                2001                     2000               1999
                                                ----                     ----               ----
       Accounts receivable                    $ 184,114                $  10,469         $ (21,135)
       Other current assets                        (986)                   1,734             8,185
       Accounts payable                         (20,663)                (110,155)           79,213
       Accrued liabilities                      (67,942)                 (64,635)          (57,750)
       Accrued interest payable                  21,544                    3,349            36,252
       Income taxes payable                         438                   (4,785)            2,560
       Deferred revenue in
          "Other long term liabilities"             765                        -                 -
                                              ---------                ---------         ---------
                                              $ 117,270                $(164,023)        $  47,325
                                              ---------                ---------         ---------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


20.    SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                        2001                 2000             1999
                                                                        ----                 ----             ----
       Supplemental cash flow information:
           Cash interest paid                                       $   213,890           $  165,362        $ 30,265
           Cash income taxes paid                                         6,241                7,148           3,218


       Supplemental disclosures of non-cash
         investing and financing activities:
           Accrued liabilities and accounts
             payable incurred for the acquisition
             of property, plant and equipment                         $   58,418           $  27,878         $ 95,108
           Capital lease obligations incurred
             for the purchase of networks
             and equipment                                                     -                 560              202
           Class B Non-Voting Shares issued
             for acquisitions                                             44,666              45,385           10,745
           Class B Non-Voting Shares issued
             for conversion of warrants                                      483                 620            1,617
           Class B Non-Voting Shares issued
             for the Company's contributions to
             the Employee Share Ownership Plan                             1,206               2,734                -


21.    RECLASSIFICATION OF PRIOR PERIODS AMOUNTS:

       Certain amounts presented in the prior periods have been reclassified to conform with the presentation adopted in the current year.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22.    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
       STATES:

       The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined below:

       (a) Consolidated statements of operations and consolidated statements of comprehensive loss:

           The application of U.S. GAAP would have the following effect on loss for the year, deficit and basic loss per common share as reported:

                                                                   2001               2000              1999
                                                                   ----               ----              ----

            Loss for the year, Canadian GAAP                  $   (733,101)        $(523,207)     $    (5,286)
            Stock-based compensation
               expense (note 22(a)(iii))                           (15,023)           (4,364)            (597)
            Foreign exchange loss (note 22(a)(iv))                 (12,274)                -                -
            Loss on derivative
               instruments (note 22(a)(v))                         (12,034)                -                -
            Change in valuation allowance (note 22(a)(vi))         (31,934)                -                -
                                                                -----------         ---------      -----------

            Loss for the year, U.S. GAAP
               before accounting change                           (804,366)         (527,571)          (5,883)

            Cumulative effect of accounting change,
               adoption of FAS 133 (note 22(a)(v))                    4,028                -                -
                                                                -----------         ---------      -----------

            Loss for the year, U.S. GAAP                           (800,338)         (527,571)          (5,883)

            Opening deficit, U.S. GAAP                             (794,180)         (266,609)        (260,726)
                                                                -----------         ---------      -----------
            Closing deficit, U.S. GAAP                          $(1,594,518)        $(794,180)     $  (266,609)
                                                                -----------         ---------      -----------
                                                                -----------         ---------      -----------

            Basic and diluted loss per common
               share under U.S. GAAP:
                  Before accounting change                      $     (8.17)        $   (5.52)     $    (0.06)
                  Cumulative effect of accounting
                     change                                            0.04                 -                -
                                                                -----------         ---------      -----------
                                                                $     (8.13)        $   (5.52)    $      (0.06)
                                                                -----------         ---------      -----------
                                                                -----------         ---------      -----------

            Weighted average number of common
            shares outstanding (in thousands)                        98,406             95,561           92,457
                                                                -----------         ---------      -----------
                                                                -----------         ---------      -----------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

           U.S. GAAP also requires disclosure of a Statement of Comprehensive Income (Loss). Comprehensive income (loss) generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders:

                                                              2001                  2000                     1999
                                                              ----                  ----                     ----
           Loss for the year, U.S. GAAP                    $ (800,338)           $ (527,571)              $  (5,883)
           Other comprehensive income,
             net of tax of nil:
             Cumulative effect of accounting
               change on adoption of FAS 133
               (note 22(a)(v))                                 21,990                     -                        -
             Unrealized gain on derivative
               instruments (note 22(a)(v))                     10,397                     -                        -
                                                           ----------            ----------                ---------
           Comprehensive loss,
             U.S. GAAP                                     $ (767,951)           $ (527,571)               $  (5,883)
                                                           ----------            ----------                ---------
                                                           ----------            ----------                ---------

           (i) Earnings before interest, taxes, depreciation and amortization, integration costs, provision for restructuring, workforce reduction costs and minority interest:

               United States GAAP requires that integration costs, provision for restructuring, workforce reduction costs, depreciation and amortization be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

           (ii) Statement of cash flows:

                Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statement of cash flows. United States GAAP does not permit this subtotal to be included.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

           (iii) Stock-based compensation expense:

                For U.S. GAAP purposes, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense for U.S. GAAP purposes has been recognized at the date of share purchases or option grants at the amount by which the quoted market price of the stock exceeds the amount an employee must pay to acquire the stock.

                In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions involving Stock Compensation - an Interpretation of APB Opinion No. 25." FIN 44 clarifies the following: the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in business combinations. The Company has accounted for FIN 44 as part of the reconciliation to accounting principles generally accepted in the United States.

                During the year, the Company recorded stock compensation expense of $1.4 million (2000-$4.4 million; 1999-$0.6 million) as a result of accelerating the vesting period of certain employee stock option awards. In addition, the Company recorded $13.6 million (2000-nil; 1999-nil) in stock compensation expense as a result of extending the expiry date of certain employee stock option awards.

           (iv) Foreign exchange:

                Under Canadian GAAP, unrealized gains and losses on translation of foreign currency-denominated long-term monetary items which are not hedged are deferred and amortized over the remaining lives of the related items. Under U.S. GAAP, gains or losses on translation of foreign currency-denominated long-term monetary items which are not hedged are credited or charged to earnings. Under Canadian GAAP, most of the U.S.-denominated long-term debt has been fully hedged, and for this portion, foreign exchange gains or losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

                The deferred loss under Canadian GAAP related to the U.S. denominated long-term debt that has not been hedged at December 31, 2001 was $12.3 million.

           (v) Unrealized loss on derivative instruments:

                The Company is required to and has implemented SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138 ("SFAS 133") for the current fiscal year ended December 31, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated Other Comprehensive Income ("AOCI") and are recognized in the income statement when the hedged item affects earnings. The AOCI account forms a component of shareholders' equity. Changes in fair values of derivative instruments not designated as hedging instruments and ineffective portion of hedges, if any, are recognized in earnings in the current period.

                The Company recognized a one-time transition gain of $26.0 million which represents the net effect of recognizing the market value of the Company's derivative portfolio of $84.5 million (consisting of assets of $98.2 million and liabilities of $13.7 million), the derecognition of the unamortized balance of swaption premiums of $17.6 million and the derecognition of deferred foreign exchange losses of $40.9 million as at December 31, 2000. The portion of the one-time transition gain that relates to derivatives designated and qualifying as cash flow hedges, totalling $ 22.0 million has been recognized in the AOCI account and will be reclassified into earnings over the life of the underlying hedged items, of which the last expires in June 2008. The portion of the one-time transition gain related to derivatives not designated as hedges, totaling $4.0 million, has been recognized in earnings as the cumulative effect of the accounting change on adoption of FAS 133.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

                For the year ended December 31, 2001, as a result of SFAS 133 relative to Canadian GAAP, the Company realized a loss of $12.0 million due to the unfavourable change in time value of the swaptions of $12.1 million, the net gain in the fair market value of foreign exchange forward contracts not designated as hedging instruments of $(39.4) million, the effect of foreign exchange losses on the related debt of $44.3 million, the reversal of amortization of option premiums recorded under Canadian GAAP of $(5.4) million and recognition of $(3.9) million of a deferred gain relating to unwound swaps, offset by the reversal of the amortization of the deferred gain under Canadian GAAP of $4.3 million.

                Foreign currency risk:

                The Company enters into various financial instruments including swaptions and cross currency swaps to manage its exposure to changes in currency exchange rates related to its U.S. dollar-denominated debt. The Company enters into financial instruments solely for hedging requirements and does not use them for speculative purposes.

                The Company has designated derivatives with a net notional value of U.S. $1,890 million (composed of derivatives to purchase U.S. $2,097 million and derivatives to sell U.S. $207 million) as cash flow hedges which hedge the foreign currency risk of cash flows relating to U.S. dollar-denominated debt with a face value of the same amount. These cash flow hedges were and are expected to continue to be highly effective in hedging foreign currency rate risk. The changes in market value of the effective portion of the derivatives designated as cash flow hedges are reported in AOCI. Gains and losses reported in the AOCI account will be classified in earnings when the underlying debt matures or is repaid. The ineffective portion of the change in market value, specifically the time value component, is charged through earnings. In 2001, the change in market value of the time value component increased net loss by $12.1 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):OTHER DERIVATIVES:

          As at December 31, 2001, the fair value of the derivatives designated as cash flow hedges was $119.7 million consisting of assets of $159.9 million and liabilities of $40.2 million.

          Other derivatives:

          In addition, the Company holds foreign exchange forward contracts with a notional value totaling U.S. $475 million, for periods of one to six months that are renewed for a further one to six months on a continuous basis, based on the historical rate of the contract, adjusted for the forward premium or discount. The foreign exchange contracts are used to hedge the foreign currency risk of cash flows relating to the payment of principal of certain U.S. dollar denominated debt with a face value of the same amount. These foreign exchange contracts are not eligible to be designated as effective hedges since the term of the contracts do not match the underlying debt being hedged and, therefore, the changes in their market value are recorded in earnings. As at December 31, 2001, the fair value of the foreign exchange contracts was $19.1 million.

          In May 2001, the Company unwound certain swaptions, cross currency swaps and a forward contract. The related AOCI balances of the derivatives unwound represented a deferred gain of $29.6 million. This gain is being recognized in earnings over the remaining term of the underlying debt for which these derivatives were designated as cash flow hedges. The gains to be recognized in future periods are as follows:

          --------------------------------------------------------------------
          2002                                                        $  6,242
          2003                                                           6,242
          2004                                                           6,242
          2005                                                           3,466
          2006                                                           2,344
          2007 and thereafter                                            1,158
          --------------------------------------------------------------------
                                                                      $ 25,694
          --------------------------------------------------------------------


AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

          (vi) Change in valuation allowance:

               During the year, the Company recognized a gain under Canadian GAAP of $31.9 million from the reversal of the valuation allowance on the accrued benefit asset relating to its defined benefit pension plan. The reversal of the valuation allowance is not permitted under U.S. GAAP and accordingly, the gain has been reversed for U.S. GAAP reporting purposes.

     (b) Other disclosures:

          (i)  Stock-based compensation expense disclosure:

               Had the Company determined compensation expense costs based on the fair value at the date of grant for stock options under SFAS No. 123, loss attributable to common shareholders and basic loss per share would have increased as indicated below.

               The company uses the Black-Scholes option-pricing model to estimate the fair value at the date of grant for options granted subsequent to the Company's initial public offering.

               In 2001, 996,939 (2000 - 3,760,500; 1999 - 6,109,104) options with a weighted average fair value of $18.33 (2000 - $15.16; 1999 - $16.20) were granted using the following weighted average assumptions:

               ---------------------------------------------------------------
                                                  2001        2000        1999
               ---------------------------------------------------------------
               Risk free interest rate (%)        5.1%        6.2%        5.5%
               Expected volatility (%)           35.7%        5.4%       0.44%
               Expected life (in years)              5           5           5
               Expected dividends                  Nil         Nil         Nil
               ---------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

               ------------------------------------------------------------------------------
                                                       2001             2000             1999
               ------------------------------------------------------------------------------

               Loss attributable to common
                  shareholders, U.S. GAAP -
                  as reported                    $ (800,338)      $ (527,571)      $  (5,883)
               Loss attributable to common
                  shareholders, U.S. GAAP -
                  pro forma                        (841,473)        (578,200)        (48,622)
               Loss per share - as reported           (8.13)           (5.52)          (0.06)
               Loss per share - pro forma             (8.55)           (6.05)          (0.53)

               ------------------------------------------------------------------------------

               Weighted average number of shares
                  outstanding (in thousands)         98,406           95,561           92,457

               ------------------------------------------------------------------------------



          (ii) Accounts receivable are net of an allowance for doubtful accounts of $24.3 million (2000 - $31.1 million) at December 31, 2001.

         (iii) Recent pronouncements:

               (a) Business combinations, goodwill and other intangible assets:

                   Effective January 1, 2002, the Company will adopt The Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001 except that under U.S. GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principles. The accounting policy is described in note 1(f).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------

22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):

               (b) Accounting for asset retirement obligations:

                   In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations". The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

               (c) Accounting for the impairment or disposal of long-lived assets:

                   SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001. The statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lives Assets to Be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion
                   30), for the disposal of a segment of a business (as previously defined in that Opinion). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. It also provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. Statement 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of SFAS No. 144 will have a material effect on its results of operations and financial position.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


23.  OTHER COMMITMENTS AND CONTINGENCIES:

     (a) Regulatory environment:

              In previous submissions and in its recent proposals to the Canadian Radio-television and Telecommunications Commission ("CRTC") during the Price Cap proceeding, initiated to review the framework for local competition, the Company has stated its position that the existing regulatory framework is out of balance and favours the incumbent providers at the expense of competitive providers. A decision by the CRTC on the Price Cap proceeding is expected on or before May 31, 2002. Should this and the future decisions of the CRTC fail to recognize and remedy the existing imbalance, the sustainability of competition and the benefits of competition could be threatened. There is no assurance that the CRTC will accept the Company's proposals and the Company cannot predict the ultimate impact that the CRTC's decision and any future decisions will have. As stated during the course of the proceeding, should the CRTC not take this opportunity to establish a framework for effective competition in the local business telecommunications market, and thereby reduce the Company's costs, the Company will need to re-evaluate its plans and growth assumptions in this and related telecommunications markets.

     (b)  Contractual commitments:

          Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make the following payments for the years ending December 31, as follows:

          --------------------------------------------------------------------
          2002                                                       $ 156,498
          2003                                                          91,995
          2004                                                          75,993
          2005                                                          63,919
          2006                                                          50,998
          Thereafter                                                   332,780
          --------------------------------------------------------------------
                                                                     $ 772,183
          --------------------------------------------------------------------


AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2000 and 1999
-------------------------------------------------------------------------------


23.  Other commitments and contingencies (continued):

     (c)  Litigation:

          In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2001.

          These matters could affect the operating results of any one quarter when resolved in future periods. However, the Company believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at year end would not be material to the annual consolidated financial statements.

     (d)  Letters of credit:

          In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at December 31, 2001, the Company had letters of credit outstanding of $2.2 million with nil drawn.

     (e)  Contingent payment on acquisitions:

          In the acquisition of MONTAGE, the vendors have the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. Any earned contingent consideration is payable over the three-year period ending June 30, 2004 and will be recorded once the contingent amount is determinable. A portion of the contingent payment will be accounted for as additional purchase price with the balance recorded as compensation expense.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES



The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its Shareholders and other stakeholders, and have designed the Company's systems of corporate governance accordingly. The Board is responsible for the overall stewardship of the Company including monitoring the development and implementation of the Company's strategic plan. The Board also considers all fundamental decisions relating to the business and affairs of the Company. The Board reviews the identifiable risks of the Company and the systems that have been put in place to manage such risks, as well as the integrity of the Company's internal control and management information systems.


The Board is comprised of twelve members and has extensive knowledge of the Company and of the telecommunications industry, which enhances its overall effectiveness. The composition of the Board is determined in accordance with the shareholder agreement among the Company and certain of its principal shareholders, as well as with a view to effective corporate governance. The shareholder agreement provides certain principal shareholders with representation on the Board and provides for two directors to represent the interests of public shareholders.


The Board has established four permanent committees to assist in carrying out its responsibilities. The Human Resources/Compensation Committee is comprised of five directors who meet periodically to consider and approve human resource development matters, succession plans and compensation plans for all officers and employees. The Audit Committee consists of five directors and is responsible for overseeing the implementation and operation of the Company's systems of internal controls and financial reporting and for ensuring that the Company has implemented appropriate systems to identify, monitor and mitigate significant business risks. The Executive Committee is comprised of five directors who facilitate communications between management and the Board and who are charged with interacting with management from time to time on matters requiring input from the Board. The Corporate Governance Committee consists of five directors and is responsible for, among other things, developing and monitoring the governance practices of the Board and evaluating the performance of the Board as a whole, its committees and its individual members.


In addition, as announced on March 14, 2002, the Board has appointed an ad hoc committee of five directors to work with Management in addressing the complex issues facing the Company in the foreseeable future, including the impact of the anticipated CRTC decision regarding price caps, the effect of AT&T Corp. satisfying its obligations under the Deposit Receipt Agreement and the impact of these events on the operating and financial circumstances of the Company.